UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

Transaction Statement under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 thereunder

Rule 13e-3 Transaction Statement under Section 13(e) of the
Securities Exchange Act of 1934

CHINA EXECUTIVE EDUCATION CORP.
(Name of Issuer)

BEYOND EXTREME TRAINING CORP.
KAIEN LIANG
POKAI HSU
TINGYUAN CHEN
YEN CHEN CHI
HUANG-JEN CHOU
CHIAYEH LIN
CHINA BERKSHIRE SURPASS BUFFETT CO., LTD.
ZHICHENG ZHENG
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

682164108
(CUSIP Number of Class of Securities)

Kaien Liang	Alan Seem, Esq.
c/o Hangzhou MYL Business Administration Consulting Co. Ltd.	Shearman & Sterling LLP
Room 307, Hualong Business Building	11th Floor, Platinum
110 Moganshan Road	233 Taicang Road
Hangzhou 310005	Shanghai 200020
People’s Republic of China	People’s Republic of China
(+86) 571-8880-8109	(+86) 21-6136-5018

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications on Behalf of Filing Persons)

This statement is filed in connection with (check the appropriate box):

☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b. The filing of a registration statement under the Securities Act of 1933.
☐	c. A Tender offer.
☑	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$735,188.40	$100.28

*
The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended.  The calculation assumes the purchase of all outstanding shares of common stock of the Issuer (other than the 20,565,000 shares of common stock already beneficially owned by the Filing Persons) at a purchase price of $0.324 in cash per share.  There were 2,269,100 shares of Common Stock of outstanding that were not beneficially owned by the Filing Persons as of October 16, 2012.

**	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act. The fee is calculated by multiplying the transaction valuation by 0.00013640.

***	Previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A

Form or Registration No.:  N/A

Filing Party:  N/A

Date Filed:  N/A

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS:  APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

i

ii

SUMMARY TERM SHEET

This “Summary Term Sheet” summarizes the material information contained in the remainder of this Transaction Statement on Schedule 13E-3 regarding the proposed “going private” merger, referred to herein as the “Merger”, involving China Executive Education Corp., referred to herein as “CEEC”, as a result of which the common stock of CEEC will cease to be quoted on the OTCQB Marketplace and CEEC will no longer be required to file annual reports and other periodic reports with the Securities and Exchange Commission, or SEC.  It does not contain all of the information that may be important to you.  You should read this entire Schedule 13E-3 and the other documents to which this Schedule 13E-3 refers for a more complete understanding of the transactions being contemplated, how it affects you, what your rights are with respect to the Merger as a stockholder of CEEC and the position of the “Filing Persons” (described below) on the fairness of the Merger to you.  The Filing Persons are required to file this Schedule 13E-3 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, referred to herein as the Securities Exchange Act, and Rule 13e-3 thereunder.  References to “Dollars” or “$” in this Schedule 13E-3 are to United States Dollars and references to “RMB” or “renminbi” are to Chinese Renminbi (RMB).

 Purposes of the Merger

 (Page 7)

Kaien Liang, Pokai Hsu, Tingyuan Chen, Yen Chen Chi, Huang-Jen Chou, ChiaYeh Lin, China Berkshire Surpass Buffett Co., Ltd. and Zhicheng Zheng (collectively, the “Rollover Stockholders”) are currently the direct holders of approximately 90.06% of the outstanding shares of common stock of CEEC.  Immediately prior to the Merger, the Rollover Stockholders will contribute all of the shares of CEEC common stock held by them to Beyond Extreme Training Corp., referred to herein as “BETC”, a newly formed Nevada Corporation created by the Rollover Stockholders for the purpose of effecting a short-form merger with and into CEEC.  The Rollover Stockholders intend to cause BETC to merge with CEEC, with CEEC continuing as the surviving corporation, as a means of acquiring all of the other shares of CEEC common stock not owned directly or indirectly by the Rollover Stockholders and providing a source of immediate liquidity to the holders of such shares of CEEC common stock.  Following the Merger, the Rollover Stockholders will own 100% of the common stock of CEEC.

 Principal Terms of the Merger

 (Page 21)

 The Merger

BETC is a newly formed Nevada corporation created by the Rollover Stockholders for the purpose of effecting a merger with CEEC.  Upon the contribution by the Rollover Stockholders of their shares of common stock of CEEC to BETC, BETC will hold approximately 90.06% of the outstanding shares of common stock of CEEC, par value $0.001 per share.  At any time beginning at least 30 days following the date of the mailing of this Schedule 13E-3, or such later time as may be required to comply with Rule 13e-3 under the Securities Exchange Act, and all other applicable laws, the Rollover Stockholders will cause BETC to merge with CEEC in a “short-form” merger under Section 92A.180 of the Nevada Revised Statute, or the “NRS”.  Holders of CEEC common stock will not be entitled to vote their shares of CEEC common stock with respect to the Merger, but will be entitled to dissenters’ rights in accordance with NRS Chapter 92A (Sections 92A.300 through 92A.500 inclusive) (the “Dissenters’ Rights Provisions”).  CEEC will be the surviving corporation in the Merger.  Pursuant to NRS 92A.180(2), BETC can merge into CEEC so that CEEC will be the surviving corporation in the Merger without approval of the stockholders of CEEC.  Pursuant to NRS 92A.180(3), the directors of BETC adopted a plan for the Merger on October 16, 2012 and the Rollover Stockholders consented to the plan for the Merger on the same day.

 Merger Consideration

Upon the effective date of the Merger, each share of CEEC common stock (other than shares held by BETC and shares with respect to which dissenters’ rights have been properly exercised and not withdrawn or lost) will be cancelled and automatically converted into the right to receive $0.324 in cash, referred to herein as the “Merger Consideration”, without interest.

 CEEC Shares Outstanding; Ownership by the Rollover Stockholders

As of October 16, 2012, a total of 22,834,100 shares of CEEC common stock were outstanding.  As of October 16, 2012, the Rollover Stockholders were, in the aggregate, the beneficial owners of 20,565,000 shares of CEEC common stock or approximately 90.06% of the outstanding shares of CEEC common stock.  There is no outstanding option or warrant to acquire shares of common stock or other capital stock of CEEC.

 Payment for Shares

BETC will pay you for your shares of CEEC common stock as soon as practicable following the effective date of the Merger.  Instructions for surrendering your stock certificates will be set forth in a Notice of Merger and Dissenters’ Rights and a Letter of Transmittal that will be mailed pursuant to NRS 92A.430 to stockholders of record of CEEC as of the effective date of the Merger within 10 calendar days of the effective date of the Merger.  Those documents should be read carefully.  Please do not submit your stock certificates before you have received these documents.  See Item 4 “Terms of the Transaction” beginning on page 21 of this Schedule 13E-3.

 Source and Amount of Funds

The total amount of funds expected to be required by BETC to pay the aggregate merger consideration for the outstanding shares of CEEC common stock (other than shares held by BETC and shares with respect to which dissenters’ rights have been properly exercised and not withdrawn or lost), and to pay related fees and expenses, is estimated to be approximately $896,000.  The Rollover Stockholders will provide the necessary funding to BETC with cash on hand.  Because the Rollover Stockholders intend to provide the necessary funding for the Merger, BETC has not arranged for any alternative financing arrangements.  The Merger will not be subject to any financing conditions.

 Parties to the Merger

 (Page 18)

“Filing Persons” refers to the following entities and individuals, each of whom is described in more detail in Item 3 “Identity and Background of Filing Persons” beginning on page 18 of this Schedule 13E-3:

•	BETC;

•	Kaien Liang;

•	Pokai Hsu;

•	Tingyuan Chen;

•	Yen Chen Chi;

•	Huang-Jen Chou;

•	ChiaYeh Lin;

•	China Berkshire Surpass Buffett Co., Ltd.; and

•	Zhicheng Zheng

BETC is a Nevada corporation newly formed by the Rollover Stockholders solely for the purpose of effecting the Merger.  Upon contribution of the shares of CEEC common stock by the Rollover Stockholders pursuant to the terms of a contribution agreement dated October 16, 2012 between the Rollover Stockholders and BETC, (i) the Rollover Stockholders will become the stockholders of BETC, and (ii) BETC will directly hold 20,565,000 shares of CEEC’s common stock, or approximately 90.06% of the outstanding shares of CEEC common stock.  Following the Merger, the Rollover Stockholders will own 100% of the common stock of CEEC as the surviving entity of the Merger.  Mr. Kaien Liang and Mr. Pokai Hsu are the directors of BETC.

Kaien Liang may be deemed to be the beneficial owner of 15,895,500 shares of CEEC’s common stock, or approximately 69.61% of the outstanding shares of CEEC common stock as of October 16, 2012.  Kaien Liang’s principal occupation is serving as Chairman and Chief Executive Officer of CEEC.

Pokai Hsu may be deemed to be the beneficial owner of 1,760,000 shares of CEEC’s common stock, or approximately 7.71% of the outstanding shares of CEEC common stock as of October 16, 2012.  Pokai Hsu’s principal occupation is serving as Chief Operating Officer and Director of CEEC.

Tingyuan Chen may be deemed to be the beneficial owner of 1,100,000 shares of CEEC’s common stock, or approximately 4.82% of the outstanding shares of CEEC common stock as of October 16, 2012.  Tingyuan Chen’s principal occupation is serving as Chief Strategy Officer of CEEC.

Yen Chen Chi may be deemed to be the beneficial owner of 716,500 shares of CEEC’s common stock, or approximately 3.14% of the outstanding shares of CEEC common stock as of October 16, 2012.  Yen Chen Chi’s principal occupation is serving as Legal Representative of Song Ang Science and Technology Co., Ltd.

Huang-Jen Chou may be deemed to be the beneficial owner of 600,000 shares of CEEC’s common stock, or approximately 2.63% of the outstanding shares of CEEC common stock as of October 16, 2012.  Huang-Jen Chou’s principal occupation is serving as Chairman of China Berkshire Surpass Buffett Co., Ltd.

ChiaYeh Lin may be deemed to be the beneficial owner of 430,000 shares of CEEC’s common stock, or approximately 1.88% of the outstanding shares of CEEC common stock as of October 16, 2012.  ChiaYeh Lin’s principal occupation is serving as Deputy Manager of Hangzhou Jiuxing Business Management Consulting Co., Ltd.

China Berkshire Surpass Buffett Co., Ltd. is a limited liability company formed under the laws of the Republic of China. China Berkshire Surpass Buffett Co., Ltd. may be deemed to be the beneficial owner of 33,000 shares of CEEC’s common stock, or approximately 0.14% of the outstanding shares of CEEC common stock as of October 16, 2012.

Zhicheng Zheng may be deemed to be the beneficial owner of 30,000 shares of CEEC’s common stock, or approximately 0.13% of the outstanding shares of CEEC common stock as of October 16, 2012.  Zhicheng Zheng’s principal occupation is serving as Chairman of Qian Xiang Male Formal Attire (Shanghai) Co., Ltd.

Kaien Liang, Pokai Hsu, Tingyuan Chen, Yen Chen Chi, Huang-Jen Chou, ChiaYeh Lin, China Berkshire Surpass Buffett Co., Ltd. and Zhicheng Zheng are collectively referred to as the “Rollover Stockholders” herein.

 The Filing Persons’ Position on the Fairness of the Merger

 (Page 13)

Rule 13e-3 under the Securities Exchange Act requires each of the Filing Persons to make certain statements regarding, among other things, their belief as to the fairness of the Merger to the unaffiliated stockholders of CEEC (that is, any CEEC stockholder other than the Rollover Stockholders), referred to herein as the “Public Stockholders”.  The Filing Persons are making these statements solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Securities Exchange Act.

As described more fully below, each Filing Person believes that the proposed merger is both substantively and procedurally fair to the Public Stockholders, based on the following factors:

•
The Merger will enable the Public Stockholders to immediately receive (without the payment of any brokerage fees or commissions typically associated with market sales and without being subject to any financing condition) cash for their shares of CEEC common stock.  The Merger Consideration, at $0.324 per share, represents an 80% premium to the last sale price of CEEC common stock on June 5, 2012, the last date on which CEEC common stock traded prior to the filing of this Schedule 13E-3.

•
Other than 200 Shares on June 4, 2012 and 100 Shares on June 5, 2012 and, there has been no trading of shares of CEEC common stock since November 17, 2011. Shares of CEEC common stock have very limited liquidity for the Public Stockholders and it may be difficult for the Public Stockholders to currently sell significant blocks of CEEC common stock without adversely impacting the trading price.

•
The Rollover Stockholders’ collective deemed beneficial ownership of approximately 90.06% of the outstanding Shares (1) results in an extremely small public float that limits the amount of trading in the Shares and (2) eliminates the possibility that a proposal to acquire the Shares by an independent entity could succeed without the consent of the Rollover Stockholders.

•
The Filing Persons considered the current market price of the Shares as relevant to their belief that the Merger is fair to the Public Stockholders.  Although there is not adequate liquidity in the market or trading volume of the Shares to base all of the Filings Persons’ analyses solely on the stock price, the underlying performance and value of CEEC, in combination with the current stock price, contributes to the Filing Persons’ analyses.

•
The Filing Persons are not aware of any other firm offer that have been made in the last two years for: (1) the merger or consolidation of CEEC with or into another company, or vice versa; (2) the sale or other transfer of all or any substantial part of the assets of CEEC; or (3) a purchase of CEEC’s securities that would enable the holder to exercise control of CEEC.  The Filing Persons intend to retain their majority holdings in CEEC, and did not seek a buyer for CEEC.  This fact foreclosed the opportunity to consider an alternative transaction with a third party purchaser of CEEC or otherwise provide liquidity in the form of a third party offer to the Public Stockholders.  Accordingly, it is unlikely that finding a third party buyer for CEEC was a realistic option for the Public Stockholders.

•
The merger would shift the risk of the future financial performance of CEEC from the Public Stockholders, who do not have the power to control decisions made regarding CEEC’s business, entirely to the Filing Persons who have the power to control CEEC’s business.

•
The Public Stockholders are entitled to exercise dissenters’ rights and demand fair value for their shares of CEEC common stock as determined by a Nevada state district court, which may be determined to be more or less than the cash amount offered in the Merger.

See “Special Factors — Fairness of the Merger — Position of the Filing Persons as to the Fairness of the Merger”, beginning on page 13 of this Schedule 13E-3.

 Consequences of the Merger

 (Page 9)

Completion of the Merger will have the following effects:

•	BETC will be merged into CEEC with CEEC being the surviving entity of the Merger and owned by the Rollover Stockholders.

•	Subject to the exercise of statutory dissenters’ rights, each of your shares of CEEC common stock will be converted into the right to receive $0.324 per share in cash, without interest.

•
Only the Rollover Stockholders will have the opportunity to participate in the future earnings and growth, if any, of CEEC.  Similarly, only the Rollover Stockholders will face the risk of losses generated by CEEC’s operations or the decline in value of CEEC after the Merger.

•
The shares of the common stock of CEEC will no longer be publicly traded.  In addition, CEEC and its affiliates will no longer be subject to the reporting and other disclosure requirements of the Securities Exchange Act, including requirements to file annual and other periodic reports or to provide the type of disclosure contained in this Schedule 13E-3.

 Dissenters’ Rights

 (Page 22)

You have a statutory right to dissent from the Merger and demand payment of the fair value of your shares of CEEC common stock as determined in a judicial appraisal proceeding in accordance Chapter 92A (Section 300 through 500 inclusive) of NRS, or the “Dissenters’ Rights Provisions”, plus interest, if any, from the effective date of the Merger.  This value may be more or less than the $0.324 per share in cash consideration offered in the Merger.  In order to qualify for these rights, you must make a written demand for appraisal within 30 days after the date of mailing of the Notice of Merger and Dissenters’ Rights and a Letter of Transmittal and otherwise comply with the procedures for exercising dissenters’ rights in the Dissenters’ Rights Provisions.  A copy of the Dissenters’ Rights Provisions is attached as Exhibit (f) hereto.  Any failure to comply with its terms will result in an irrevocable loss of such right.  Stockholders seeking to exercise their statutory right of dissent are encouraged to seek advice from legal counsel.  See Item 4 “Terms of the Transaction—Dissenters’ Rights” beginning on page 22 of this Schedule 13E-3.

 Where You Can Find More Information

 (Pages 16 and 18)

More information regarding CEEC is available from its public filings with the Securities and Exchange Commission.  See also Item 2 “Subject Company Information” and Item 3 “Identity and Background of Filing Persons” beginning on pages 16 and 18, respectively, of this Schedule 13E-3.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 is being filed by following the entities and individuals collectively referred to as the “Filing Persons”:

•	Beyond Extreme Training Corp., a Nevada corporation, referred to herein as “BETC”;

•	Kaien Liang;

•	Pokai Hsu;

•	Tingyuan Chen;

•	Yen Chen Chi;

•	Huang-Jen Chou;

•	ChiaYeh Lin;

•	China Berkshire Surpass Buffett Co., Ltd.; and

•	Zhicheng Zheng.

The Filing Persons are required to file this Schedule 13E-3 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, referred to herein as the “Securities Exchange Act”, and Rule 13e-3 thereunder.

This Schedule 13E-3 is being filed in connection with the proposed short-form merger between China Executive Education Corp., referred to herein as “CEEC”, and BETC pursuant to Section 92A.180 of the Nevada Revised Statutes (the “NRS”), as a result of which the common stock of CEEC will cease to be traded on the OTCQB Marketplace and CEEC and its affiliates will no longer be required to file reports with the Securities and Exchange Commission, or SEC.  The effective date of the Merger is expected to occur 20 days following the date of the mailing of this Schedule 13E-3, or such later date as may be required to comply with Rule 13e-3 under the Securities Exchange Act and all other applicable laws.

As of October 16, 2012, there were issued and outstanding 22,834,100 shares of common stock of CEEC, $0.001 par value per share, referred to herein as “Shares”, and approximately 640 stockholders of record as of October 16, 2012.

The Rollover Stockholders have agreed to contribute immediately prior to the Merger an aggregate of 20,565,000 Shares, or approximately 90.06% of the total Shares outstanding, to BETC, pursuant to the terms of a contribution agreement dated October 16, 2012 between the Rollover Stockholders and BETC (the “Contribution Agreement”).  The Contribution Agreement has been filed as an exhibit to this Schedule 13E-3.

Upon the consummation of the Merger, each outstanding Share (other than Shares held by the Rollover Stockholders and Shares with respect to which statutory dissenters’ rights have been properly exercised and not withdrawn or lost) will be cancelled and automatically converted into the right to receive $0.324 per Share in cash, referred to herein as the “Merger Consideration”, without interest, upon surrender of the certificate for such Share to CEEC.  Such notice will be mailed to stockholders of record of CEEC as of the effective date of the Merger within 10 calendar days following the effective date of the Merger.  The notice will include, among other things, instructions with regard to the surrender of stock certificates, together with a description of statutory dissenters’ rights.  These documents should be read carefully.

CEEC will be the surviving corporation in the Merger. Under NRS 92A.180(2), no action is required by the stockholders of CEEC (other than BETC) for the Merger to become effective. As a result of the Merger, the Rollover Stockholders will be the only stockholders of CEEC.

There are no issued and outstanding options or warrants to acquire any capital stock of CEEC.

 Cautionary Note Regarding Forward-Looking Statements

This Schedule 13E-3 and the documents incorporated by reference in this Schedule 13E-3 include certain forward-looking statements.  These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief, or current expectations of the Filing Persons, including statements concerning the Filing Persons’ strategies following completion of the Merger.  Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties.  Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as positions and strategies of competitors; cash availability/liquidity; the risks inherent with predicting cash flows, revenue and earnings outcomes as well as all other risk factors identified in (i) CEEC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the Securities and Exchange Commission, or the SEC, on March 30, 2012, (ii) CEEC’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 filed with the SEC on August 14, 2012, and (iv) as otherwise described in CEEC’s filings with the SEC from time to time.

SPECIAL FACTORS

PURPOSES, ALTERNATIVES, REASONS, AND EFFECTS OF THE MERGER

 Purposes

The Rollover Stockholders started to contemplate the feasibility of a short-form merger to achieve their 100% control of CEEC, primarily due to the concern that CEEC’s Shares are currently traded on the highly illiquid over-the-counter market.

On October 16, 2012, the boards of directors of BETC and CEEC approved the Merger and adopted a plan for the Merger, and the Rollover Stockholders consented to the plan for the Merger on the same day.  The purpose of the Merger is for the Rollover Stockholders to acquire the minority interest in CEEC through BETC and to provide the Public Stockholders (that is, any CEEC stockholder other than the Rollover Stockholders) with a source of immediate liquidity for their Shares.  The Filing Persons believe that the extremely limited trading volume in the Shares makes ownership of the Shares unattractive to the public holders of the Shares because the Shares are not readily saleable in the public market.  The Filing Persons also believes that, given CEEC’s small public float (estimated to be approximately $399,000 as of June 5, 2012, the last date on which CEEC common stock traded prior to the filing date of this Schedule 13E-3) and the low liquidity of the shares traded on OTCQB Marketplace, the costs of maintaining CEEC’s status as a public company are not justified.

 Alternatives

The Filing Persons considered the advantages and disadvantages of certain alternatives to acquiring the minority interests of the Public Stockholders, including leaving CEEC as a majority-owned, public company in the US capital markets.  In the view of the Filing Persons, the principal advantage of leaving CEEC as a majority-owned, public company in the US capital markets would be for the potential investment liquidity of owning securities of a public company and for the possibility of using CEEC’s securities to raise capital or make acquisitions.  However, the Filing Persons do not expect CEEC to do so in the foreseeable future.  The Filing Persons also noted that companies of similar size and public float to CEEC do not typically receive the necessary attention from stock analysts and the investment community to create substantial liquidity.  Therefore, the Filing Persons concluded that the advantages of leaving CEEC as a more-than-90% owned, public subsidiary were outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.

The Filing Persons believe that effecting the transaction by way of a short-form merger under Section 92A.180 of NRS is also the quickest and most cost-effective way for BETC to acquire the outstanding minority equity interest in CEEC, as well as an equitable and fair way to provide liquidity, in the form of cash merger consideration, to the Public Stockholders for their shares of CEEC common stock.  As a consequence, the Filing Persons rejected such transactions as a long-form merger, tender offer or reverse stock split because it would cause additional costs and delay.  The short-form merger allows the Public Stockholders to receive cash for their shares of CEEC common stock quickly.

 Reasons

In determining whether to acquire the outstanding minority equity interest in CEEC and to effect the Merger, the Filing Persons considered the following factors to be the principal benefits of taking CEEC private:

•
To decrease costs associated with being a public company.  For example, as a privately held company, CEEC would not be required to file quarterly, annual, or other periodic reports with the SEC, publish and distribute to its stockholders annual reports and proxy statements, or comply with certain provisions of the Sarbanes-Oxley Act of 2002, or SOX.  These cost savings include approximately $120,000 for expenses associated with audit and SOX compliance, $100,000 for expenses associated with personnel and public company management, $120,000 for expenses associated with public company legal representation, and $40,000 for general public company compliance expenses (such as stock transfer agent services, and printing, mailing and preparation of proxy statements, annual reports and other SEC reports).  Certain individuals of CEEC’s management spend approximately 40% of their time involved with activities related to active public company management.  The Filing Persons therefore anticipate that going private would result in cost savings of approximately $380,000 per year.

•
To eliminate additional burdens on management associated with public reporting and other tasks resulting from CEEC’s public company status, including, for example, the dedication of time and resources to stockholder inquiries and investor and public relations.

•
To provide greater flexibility that CEEC’s management would have to focus on the business and the long-term business goals of CEEC (as opposed to quarterly earnings), without the diversion of the significant time required to comply with the reporting obligations of a public company.

•
To reduce the amount of public information available to competitors about CEEC’s businesses that would result from the termination of CEEC (and its affiliates)’s obligations under the reporting requirements of the Securities Exchange Act, and the rules and regulations promulgated thereunder and any other requirements of the SEC.

•
To provide increased liquidity for investors. Other than 200 Shares on June 4, 2012 and 100 Shares on June 5, 2012 and, there has been no trading of shares of CEEC common stock since November 17, 2011.  Investors essentially have no public market in which to efficiently sell their Shares.  The Merger would result in immediate, enhanced liquidity for the Public Stockholders. While the reported sale prices and reported bid and asked prices of the Shares at times have been in excess of the Merger Consideration over the past year, the Filing Persons believe that the market for the shares is so illiquid that all public stockholders would not be able to sell their Shares within a short period of time at or above the Merger Consideration.  The Merger Consideration represents an 80% premium over the last trading price of CEEC common stock in the OTCQB Marketplace on June 5, 2012, the day prior to the date of filing of this Schedule 13E-3.

•
The fact that the Merger offers the stockholders of CEEC the opportunity to sell their Shares for one price at the same time, without the payment of any brokerage fee or commission (or, in the alternative, to seek an appraisal of the fair value), and thereby directly benefits such stockholders. This Rule 13e-3 transaction is structured as a short-form merger under Section 92A.180 of NRS. This form of merger allows the Public Stockholders to receive cash for their Shares quickly and allows CEEC to become a privately held company without any action by the Public Stockholders.

•	The lack of interest by institutional investors in companies with a limited public float.

The Filing Persons also weighed a variety of risks and other potentially negative factors for the Public Stockholders and the Filing Persons concerning the Merger, including the fact that:

•
Following the Merger, the Public Stockholders will not participate in any future earnings of or benefit from any increases in the value of BETC; only the Filing Persons would benefit by an increase in the value of CEEC;

•
For U.S. federal income tax purposes, the cash payments made to the Public Stockholders pursuant to the Merger will be taxable to stockholders that are U.S. Holders, as defined under “Material U.S. Federal Income Tax Consequences”;

•
The board of directors of CEEC was not required under NRS 78.138(5) to consider the proposed effect of the Merger upon any particular group having an interest in the corporation as a dominant factor, such as the Public Stockholders, and the board of directors of CEEC did not appoint an independent committee to consider the proposed effect of the Merger on the Public Stockholders ;

•	The Public Stockholders will be required to surrender their shares involuntarily in exchange for a cash price determined by the Filing Persons;

•	The Public Stockholders will not have the right as a result of the Merger to liquidate their shares at a time and for a price of their choice;

•
Under NRS 92A.380(2), a Public Stockholder who is entitled to dissent and obtain payment pursuant to the Dissenters’ Rights Provisions, may not challenge the Merger which created the entitlement to dissent unless CEEC's corporate action approving the Merger is unlawful or fraudulent with respect to the Public Stockholder or CEEC.

•	The Filing Persons will be the sole beneficiaries of the cost savings that result from going private; and

•	CEEC will no longer be subject to the provisions of SOX or the liability provisions of the Securities Exchange Act.

Many of the factors in favor of taking CEEC private have been present in CEEC’s history for some time.  Although the Filing Persons could have effectuated a short-form merger at other times prior to the current proposed merger, the Filing Persons only recently considered a potential going private transaction after beginning to more critically assess and evaluate the business performance and operations of CEEC and the ongoing costs of keeping CEEC a public company.  In addition to the costs of keeping CEEC a public company, the Filing Persons also considered the significant difficulty that CEEC would have in raising capital in the market for working capital needs given the limited liquidity of its Shares and the recent negative market outlook on PRC companies that have listed in the U.S. through a “reverse takeover” process.  The Filing Persons continued to evaluate whether or not to privatize CEEC during the second quarter of 2012.  On October 16, 2012, the Filing Persons concluded their analysis and determined that the costs of keeping CEEC a public company (as discussed above) exceeded the benefits and therefore decided to effectuate the short-form merger at this time without delay so as to immediately realize the benefit of taking CEEC private.  On the same day, the Rollover Stockholders and BETC executed the Contribution Agreement and the Filing Persons filed an initial Schedule 13E-3 with the SEC announcing the intention of the Rollover Stockholders to cause BETC to effect the Merger with and into CEEC.

 Effects

 General

The beneficial ownership of the Filing Persons in the outstanding shares of CEEC common stock immediately prior to the consummation of the Merger amounts to approximately 90.06% in the aggregate.

Upon completion of the Merger, the Filing Persons will have complete control over the conduct of CEEC’s business and will have a 100% interest in the net assets, net book value and net earnings of CEEC.  The Filing Persons will also indirectly realize all of the benefits in the estimated savings of approximately $380,000 per year in costs related to being a public company.

 Stockholders

Upon completion of the Merger, the Public Stockholders will no longer have an interest in, and will not be stockholders of, CEEC and therefore will not be able to participate in any future earnings and potential growth of CEEC, but will also no longer bear the risk of any decreases in the value of BETC.  In addition, the Public Stockholders will not share in any distribution of proceeds after future sales of businesses of BETC, if any.  See Item 6, “Purposes of the Transaction and Plans or Proposals — Plans” beginning on page 26 of this Schedule 13E-3.  All other incidents of stock ownership with respect to such Public Stockholders, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of BETC and to receive dissenters’ rights upon certain mergers or consolidations of BETC (except for dissenters’ rights perfected in connection with the Merger), will be extinguished upon completion of the Merger.  Further, the receipt of the payment for shares will be a taxable transaction for U.S. federal income tax purposes for Public Stockholders that are U.S. Holders as defined under “Material U.S. Federal Income Tax Consequences”.  See “Material U.S. Federal Income Tax Consequences”, beginning on page 10 of this Schedule 13E-3.

Upon completion of the Merger, the Public Stockholders will have liquidity, in the form of the Merger Consideration, in place of an ongoing equity interest in CEEC.

 The Shares

Once the Merger is effective, public trading in CEEC common stock on the OTCQB Marketplace will cease.  There will no longer be price quotations for CEEC common stock and the registration of CEEC common stock under the Securities Exchange Act will be terminated.  The Filing Persons intend to deregister the Shares under the Securities Exchange Act.  As a result, CEEC will no longer be required to file annual, quarterly, and other periodic reports with the SEC under Section 13(a) of the Securities Exchange Act and will no longer be subject to the proxy rules under Section 14 of the Securities Exchange Act.  CEEC will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Securities Exchange Act.  In addition, the Filing Persons will no longer be subject to reporting requirements regarding their ownership of Shares under Section 13 of the Securities Exchange Act or to the requirement under Section 16 of the Securities Exchange Act to disgorge certain profits from the purchase and sale of Shares.

 Plans after the Merger

In connection with the Merger, the Filing Persons expect to review the business, assets, corporate structure, capitalization, operations, properties, policies, management and personnel of CEEC to determine what changes, if any, would be desirable following the Merger in order to improve the business and operations of CEEC.  The transactions contemplated may include investments, share issuances, sales or transfers of a material amount of assets, or mergers, reorganizations, business combinations or similar transactions involving CEEC and other entities or businesses of the Filing Persons or their affiliates, including trade sales, private or public offerings, or spin-off transactions in respect of all or a portion of such merged, reorganized or combined businesses.  While the Filing Persons currently do not have any particular plans to effect any such transactions, the Filing Persons expressly reserve the right to make any changes as to CEEC that it deems necessary or appropriate in light of its review or in light of future developments.  The Filing Persons currently do not anticipate any material change in CEEC’s present dividend policy or any changes in CEEC’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of CEEC.

After the effective date of the Merger, the Rollover Stockholders will be the only beneficial owners of CEEC, entitling CEEC to terminate CEEC’s reporting obligations under Section 12(g) of the Securities Exchange Act of 1934 by filing a Form 15 with the SEC.  As a result, CEEC’s common stock will no longer be quoted on OTCQB Marketplace, and there will be no public market for CEEC’s common stock.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences of the Merger to certain beneficial owners of the Shares.  This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, referred to herein as the “Code”, and the laws, regulations, rulings, and decisions in effect on the date of this Transaction Statement, all of which are subject to change (possibly with retroactive effect) and to differing interpretations.  In addition, this discussion only applies to holders of Shares that own Shares as capital assets, and does not address tax consequences that may be relevant to holders of the Shares that may be subject to special tax treatment under the Code, such as holders who are brokers, dealers or traders in securities or foreign currency, traders in securities that elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, real estate investment trusts, regulated investment companies, grantor trusts, holders who hold the Shares as part of a hedge, straddle, conversion, or other risk reduction transaction or holders who acquired Shares pursuant to the exercise of options or otherwise as compensation.  Finally, the following discussion does not address the U.S. federal income tax consequences applicable to the Rollover Stockholders or any  stockholders of CEEC that will directly or indirectly hold an ownership interest in CEEC after the Merger or the tax consequences under U.S. federal estate and gift tax laws, state, local or non-U.S. tax laws, or the tax consequences of any transactions occurring prior to, concurrently with or after the Merger (whether or not such transactions are in connection with the Merger).

U.S. Holders

For purposes of this discussion, a ‘‘U.S. Holder” is a beneficial owner of Shares that is:

•	a citizen or individual resident of the United States, as determined for U.S. federal income tax purposes;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust if either (i) the trust is subject to the primary supervision of a court within the United States and one or more U.S. persons as described in Section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership.  A partnership holding Shares or a partner in such partnership should consult its tax advisors as to the particular U.S. federal income tax consequences of the Merger.

The receipt of cash by a U.S. Holder pursuant to the Merger or pursuant to the exercise of statutory dissenters’ rights will be a taxable transaction for U.S. federal income tax purposes.  A U.S. Holder  generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash that the U.S. Holder receives in the Merger and that U.S. Holder’s adjusted tax basis in that U.S. Holder’s Shares.  Such gain or loss will generally be capital gain or loss and generally will be long-term capital gain or loss if, at the effective date of the Merger, the U.S. Holder has held the Shares for more than one year.  Long term capital gains recognized by a non-corporate U.S. Holder (including an individual) currently are eligible for a reduced rate of U.S. federal income tax.  If a U.S. Holder acquired different blocks of Shares at different times and different prices, such U.S. Holder must determine the adjusted tax basis and holding period separately with respect to each such block of Shares. In the event that a U.S. Holder exercises dissenters’ rights, any cash received that is attributable to interest generally will be treated as ordinary income for U.S. federal income tax purposes.

Any gain or loss recognized by a U.S. Holder generally should be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.  However, in the event that CEEC is deemed to be a “resident enterprise” of the People’s Republic of China (the “PRC”) under the PRC Enterprise Income Tax Law (the “EIT Law”) and gain from the disposition of the Shares is subject to tax in the PRC, a U.S. Holder may be eligible to elect to treat such gain as PRC-source gain under the income tax treaty between the United States and the PRC (the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion With Respect to Taxes on Income, referred to as the “Treaty”).  If CEEC is not eligible for the benefits of the Treaty or a U.S. Holder fails to make the election to treat any gain as PRC source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the exchange of Shares pursuant to the Merger unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.  U.S. Holders are urged to consult their tax advisors regarding the tax consequences if PRC tax is imposed on gain on a disposition of Shares, including the availability of the foreign tax credit under their particular circumstances.

The cash payments made to a U.S. Holder pursuant to the Merger or pursuant to the exercise of statutory dissenters’ rights will be subject to information reporting and backup withholding unless the U.S. Holder provides CEEC with a taxpayer identification number and certifies that such number is correct, or unless an exemption from backup withholding applies.  Backup withholding is not an additional tax and the amount of any backup withholding from a payment to a U.S. Holder holding Shares will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.  Holders of Shares should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

Non-U.S. Holders

The following is a discussion of the material U.S. federal income tax consequences applicable to Non-U.S. Holders holding Shares.  The term “Non-U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is not a U.S. Holder and is not a partnership or other entity treated as a partnership for U.S. federal income tax purposes.

The receipt of cash by a Non-U.S. Holder pursuant to the Merger or pursuant to the exercise of statutory dissenters’ rights generally will be exempt from U.S. federal income tax, unless: (a) the gain on the Shares, if any, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable U.S. income tax treaty, is attributable to the Non-U.S. Holder’s permanent establishment in the United States), (b) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year in which the Merger occurs and certain other conditions are met or (c) the Non-U.S. Holder owned (actually or constructively) more than five percent of CEEC’s common stock at any time during the five years preceding the Merger, and CEEC  is or has been a “United States real property holding corporation” for U.S. federal income tax purposes during such time.

A Non-U.S. Holder whose gain is described in (a) above will generally be subject to tax on its net gain in the same manner as if it were a U.S. Holder. In addition, such a Non-U.S. Holder that is a corporation may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits (including such gain) or such lower rate as may be specified by an applicable income tax treaty.  An individual Non-U.S. Holder described in (b) above will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though such Non-U.S. Holder is not considered a resident of the United States).  CEEC does not believe that it currently is a United States real property holding corporation or that it has been a United States real property holding corporation during the past five years.

In general, a Non-U.S. Holder will not be subject to backup withholding and information reporting with respect to cash payments made pursuant to the Merger or the exercise of statutory dissenters’ rights if the Non-U.S. Holder has provided an IRS Form W-8BEN (or an IRS Form W-8ECI if the Non-U.S. Holder’s gain is effectively connected with the conduct of a U.S. trade or business).  If Shares are held through a foreign partnership or other flow-through entity, certain documentation requirements also apply to the partnership or other flow-through entity.   Backup withholding is not an additional tax and the amount of any backup withholding from a payment to a Non-U.S. Holder holding Shares will be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE ARE INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND ARE BASED UPON CURRENT LAW.  BECAUSE INDIVIDUAL CIRCUMSTANCES MAY BE DIFFERENT, EACH BENEFICIAL OWNER OF SHARES IS URGED TO CONSULT SUCH BENEFICIAL OWNER’S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO EACH SUCH BENEFICIAL OWNER OF THE MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

MATERIAL PRC TAX CONSEQUENCES

Under the EIT Law, which took effect on January 1, 2008, enterprises established outside of China whose “de facto management bodies” are located in the PRC are considered “resident enterprises”. The implementation rules for the EIT Law define the “de facto management body” as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. Although there has not been a definitive determination of the Company’s status by the PRC tax authorities, the Company does not believe that it should be considered a resident enterprise under the EIT Law or that the gain recognized on the receipt of cash for Company common stock should otherwise be subject to PRC tax to holders of such common stock that are not PRC residents. If, however, the PRC tax authorities were to determine that the Company should be considered a resident enterprise or that the receipt of cash for these securities should otherwise be subject to PRC tax, then gain recognized on the receipt of cash for Company common stock pursuant to the merger by holders of such securities who are not PRC residents could be treated as PRC-source income that would be subject to PRC tax at a rate of up to 10%. You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including any PRC tax consequences.

FAIRNESS OF THE MERGER

Position of the Filing Persons as to the Fairness of the Merger

Under SEC rules, the Filing Persons are deemed to be engaged in a “going private” transaction, which, if consummated, will result in the termination of SEC reporting obligations of CEEC and its affiliates.  Rule 13e-3 of the Securities Exchange Act requires the Filing Persons to provide certain information regarding their position as to the substantive and procedural fairness of the Merger to the Public Stockholders.  The Filing Persons are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Securities Exchange Act.

As used in this Schedule 13E-3, the term “Public Stockholders” means any stockholder of CEEC other than the Rollover Stockholders.  To the extent there are any directors or executive officers of CEEC, other than the Filing Persons, who hold CEEC common stock, such persons will participate in the Merger in the same manner and to the same extent as the Public Stockholders.

Each of the Filing Persons has determined that the Merger is both substantively and procedurally fair to the Public Stockholders.  This belief is based upon the factors discussed below.

Factors Considered In Determining Fairness

 The Filing Persons believe that the proposed merger is both substantively and procedurally fair to the Public Stockholders based on the following factors:

•
The Merger Consideration.  The merger will enable the Public Stockholders to immediately receive (without the payment of any brokerage fees or commissions typically associated with market sales) cash for their shares of CEEC common stock.  The Merger Consideration, at $0.324 per share, represents an 80% premium to the last sale price of CEEC common stock on June 5, 2012, the last day on which CEEC common stock traded prior to the filing of this Schedule 13E-3.

•
Current Lack of Liquidity for Stockholders.  The Filing Persons’ collective deemed beneficial ownership of approximately 90.06% of the outstanding Shares (1) results in an extremely small public float that limits the amount of trading in the Shares and (2) eliminates the possibility that a proposal to acquire the Shares by an independent entity could succeed without the consent of the Filing Persons.  Other than 200 Shares on June 4, 2012 and 100 Shares on June 5, 2012 and, there has been no trading of shares of CEEC common stock since November 17, 2011.  Essentially, investors have no public market in which to efficiently sell their Shares.  The Filing Persons believe that the immediate liquidity and cash consideration that would result from the Merger would be beneficial to the Public Stockholders whose ability to sell their Shares has been adversely affected by the limited liquidity for their Shares due to the relatively small number of holders of CEEC common stock, as well as the extremely limited trading volume of the Shares.

•
Current Market Prices and Current Market Price Trend.  The Filing Persons considered the current market prices and the trend of the current market prices for the Shares as relevant to their belief that the Merger is fair.  Although there is not adequate liquidity in the market or trading volume of Shares to base all of the Filings Persons’ analyses solely on the stock price, the underlying performance and value of CEEC, in combination with the current stock price contributes to the Filing Persons’ analyses.  While the reported sale prices and reported bid and asked prices of the Shares at time have been in excess of the Merger Consideration over the past year, the Filing Persons believe that these prices corresponded to disproportionate swings in CEEC stock based on the thin market liquidity of the stock.

•
No Firm Offers.  The Filing Persons considered the absence of any third party buyer for CEEC to support the fairness of the Merger to the Public Stockholders because the absence of a third party buyer demonstrated that the proposed merger with BETC was the only likely source of prompt liquidity for the Shares which was simultaneously available to all of the Public Stockholders.  In support of this factor, the Filing Persons considered the fact that no other firm offers have been made in the last two years for: (1) the merger or consolidation of CEEC with or into another company, or vice versa; (2) the sale or other transfer of all or any substantial part of the assets of CEEC; or (3) a purchase of CEEC’s securities that would enable the holder to exercise control of CEEC.  Further, the Filing Persons do not expect to entertain an offer for their ownership in CEEC and intend to retain their majority holdings in CEEC.  The Filings Persons believe that “shopping” CEEC would not only entail substantial time delays and detract from the amount of time and energy by management of CEEC focused on CEEC’s business, but would also disrupt and discourage CEEC’s employees and create uncertainty among CEEC’s end customers without any benefit to the Public Stockholders.  The fact that the Filing Persons did not seek a buyer for CEEC foreclosed the opportunity to consider an alternative transaction with a third party purchaser of CEEC or otherwise provide liquidity in the form of a third party offer to the Public Stockholders.  Accordingly, it is unlikely that finding a third party buyer for CEEC is a realistic option for the Public Stockholders.

•
Elimination of Future Financial Performance Risks of CEEC.  The merger would shift the risk of the future financial performance of CEEC from the Public Stockholders, who do not have the power to control decisions made regarding CEEC’s business, entirely to the Filing Persons who have the power to control CEEC’s business.

•
No Reporting Obligations.  CEEC will no longer be subject to the costly reporting and other disclosure requirements of the Securities Exchange Act, including those instituted under the Sarbanes-Oxley Act of 2002.

•
Dissenters’ Rights.  Although the Merger does not require the approval of a majority of the Public Stockholders or a majority of disinterested directors, and there has not been a representative of the Public Stockholders to negotiate on their behalf, the Filing Persons believe that the Merger is procedurally fair because the Public Stockholders will be entitled to exercise dissenters’ rights, at their election and subject to compliance with various statutory procedures, to have a court-ordered determination on the fair value for their Shares under NRS 92A.490 (see Item 4, “Terms of the Transaction—Dissenters’ Rights” beginning on page 22 of this Schedule 13E-3). A determination for fair value largely depends on an analysis of what a reasonable purchaser would pay for CEEC common stock.

The Filing Persons did not consider any implied liquidation value when determining the Merger Consideration because it was not contemplated that CEEC be liquidated whether or not the Merger was completed.  Moreover, a liquidation value analysis does not take into account any value that may be attributed to a company’s ability to attract new business.  The Filing Persons did not consider net book value, which is an accounting concept, as a factor because they believed that net book value is not a material indicator of the value of CEEC as a going concern but rather is indicative of historical costs (and does not, for example, take into account the future prospects of CEEC, market trends and conditions or business risks inherent in a competitive market) and therefore, in their view, is not a relevant measure in the determination as to the fairness of the Merger.  As of June 30, 2012, CEEC had a stockholders’ deficiency of $0.80 per share.

While the Filing Persons do not believe there is a single method of determining going concern value, the Filing Persons believe that the financial analyses evaluated and considered in their totality (and as discussed herein) are reflective of CEEC’s going concern value.  To the extent the pre-merger going concern value was reflected in the price of the Shares prior to October 16, 2012, the date of the filing of this Schedule 13E-3, the Merger Consideration of $0.324 per Share represents a premium to the going concern value of CEEC.

Each of the Filing Persons has individually considered all of the foregoing factors to support their belief that the Merger is substantively and procedurally fair to the Public Stockholders.

The Filing Persons have not performed, or engaged a financial advisor to perform, any third-party valuation analysis for the purposes of assessing the fairness of the Merger to the Public Stockholders or establishing the Merger Consideration.  In setting the Merger Consideration, the Filing Persons followed legal precedent that established that a controlling stockholder causing a short-form merger need not satisfy the “entire fairness” standard typically applicable to going-private transactions under NRS.  The board of directors of BETC established the Merger Consideration by evaluating the factors above and determining a price which, in their opinion, was both fair to the Filing Persons and fair to the Public Stockholders.

The Filing Persons considered requesting that independent directors of CEEC form a special committee for the purpose of determining the fairness of the Merger but decided not to pursue this option.  In reaching such a conclusion, the Filing Persons considered the statutory right of a holder of 90% or more of the outstanding stock of a corporation under NRS 92A.180(2) to have the corporation merge with and into a subsidiary without approval of the owner's interests in the subsidiary. The board of directors of CEEC was not required under NRS 78.138(5) to consider the proposed effect of the Merger upon any particular group having an interest in the corporation (such as the Public Stockholders) as a dominant factor and the board of directors of CEEC did not appoint an independent committee to consider the proposed effect of the Merger on the Public Stockholders.  The Filing Persons determined that by disclosing to the Public Stockholders all information that is reasonably necessary in order to enable them to decide, on a fully informed basis, whether to exercise their dissenters’ rights, their obligation, if any, to the Public Stockholders is satisfied.  In addition, the Filing Persons believed that the cost of hiring counsel and advisors, and the diversion of management resources to assist the special committee, would be a drain on the resources of CEEC.

In addition to the foregoing factors and analyses that support the Filing Persons’ belief that the Merger is procedurally and substantively fair to the Public Stockholders, the Filing Persons, acting individually, have also weighed the following factors:

•
No future participation in the prospects of CEEC.  Following the consummation of the Merger, the Public Stockholders will cease to participate in the future earnings or growth, if any, of CEEC, or benefit from an increase, if any, in the value of their holdings in CEEC.

•
Actual or potential conflicts of interest.  The Filing Persons currently own (or are deemed to own) approximately 90.06% of the outstanding common stock of CEEC and following the Merger, will own 100% of CEEC.  Accordingly, and as disclosed herein, the interests of the Filing Persons in determining the Merger Consideration are adverse to the interests of the Public Stockholders.

•
No opportunity for the Public Stockholders to vote on the Merger.  Because the Merger is being effected pursuant to a short-form merger under NRS 92A.180(2), the Merger does not require approval by CEEC’s stockholders.  The Public Stockholders will not therefore have the opportunity to vote on the Merger.

•
No special committee representing the interests of Public Stockholders.  CEEC’s board of directors did not establish a special committee consisting of non-management, independent directors for the purpose of representing solely the interests of the Public Stockholders and retaining independent advisers to assist with the evaluation of strategic alternatives, including the Merger.

•
No fairness opinion. The Filing Persons did not engage any third parties to perform any financial analysis of, or prepare any reports, opinions, or appraisals concerning the Merger or value of the Shares.

After weighing these additional factors and giving them due consideration, the Filing Persons (each acting individually) have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the Merger is substantively and procedurally fair to the Public Stockholders.

Specifically with respect to procedural fairness, the Filing Persons did not consider it necessary to explicitly require adoption of the Merger by at least a majority of the Public Stockholders nor did they consider it necessary to retain an unaffiliated representative to act solely on behalf of the Public Stockholders for purposes of negotiating the terms of the Merger, because both procedural safeguards would delay and increase the costs of the Merger to the detriment of CEEC and the Public Stockholders.  Further, the Filing Persons believe the Merger is procedurally fair because the Public Stockholders will be entitled to exercise dissenters’ rights under the Dissenters’ Rights Provisions.

In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the Merger to the Public Stockholders, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank, or otherwise assign relative weights to the specific factors they considered.  Moreover, the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

The Filing Persons have not considered any factors, other than as stated above, regarding the fairness of the Merger to the Public Stockholders, as it is their view that the factors they considered provided a reasonable basis to form their belief.

REPORTS, OPINIONS, APPRAISALS, AND NEGOTIATIONS

The Filing Persons have not engaged any third parties to perform any financial analysis of, or prepare any reports, opinions, or appraisals concerning the Merger or value of the Shares and, accordingly, the Filing Persons have not received any report, opinion, or appraisal from any outside party relating to the fairness of the Merger Consideration being offered to the Public Stockholders or the fairness of the Merger to CEEC, the Filing Persons, or to the Public Stockholders.

TRANSACTION STATEMENT

Item 1. Summary Term Sheet

See the Section above captioned “Summary Term Sheet” beginning on page 1 of this Schedule 13E-3.

Item 2. Subject Company Information

 Name and Address

The name of the subject company is China Executive Education Corp., a Nevada corporation (“CEEC”).  The principal executive offices of CEEC are located at c/o Hangzhou MYL Business Administration Consulting Co. Ltd., Room 307, Hualong Business Building, 110 Moganshan Road, Hangzhou, China, 310005 and its telephone number is (+86) 571-8880-8109.

CEEC is subject to the informational reporting requirements of the Securities Exchange Act and in accordance therewith is required to file reports, proxy statements, and other information with the SEC relating to its business, financial condition, and other matters.  Such reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference room located at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549.  Copies may be obtained from the SEC’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549.  The SEC also maintains a web site that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

 Securities

The exact title of the class of equity securities subject to the Merger is common stock, par value $0.001 per share, of CEEC.  As reported in CEEC’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, there were 22,834,100 Shares outstanding at of August 13, 2012.  There are no outstanding options or warrants to purchase shares or other capital stock of CEEC.

 Trading Market and Price

CEEC’s common stock is quoted on OTCQB Marketplace under the trading symbol “CECX”.  On June 5, 2012, the last date on which CEEC common stock traded prior to the filing date of the initial Schedule 13E-3, the last trading price per Share was $0.18.  The following table sets forth the bid prices quoted for CEEC’s common stock on OTCQB Marketplace during the periods indicated as reported by publicly available sources.

Fiscal Year Ended or Ending December 31,	2012	2011	2010

First Quarter
High	$3.20	$7.50	$2.50
Low	$3.20	$4.00	$2.10

Second Quarter
High	$0.18	$9.00	$5.00
Low	$0.18	$1.01	$2.14

Third Quarter
High	$0.18	$1.01	$3.07
Low	$0.18	$1.01	$1.85

Fourth Quarter (as of October 16 for 2012)
High	$0.18	$3.20	$4.02
Low	$0.18	$1.01	$2.50

STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THEIR SHARES.

 Dividends

According to CEEC’s Annual Report on Form 10-K for its fiscal year ended December 31, 2011 (the “Form 10-K”), on January 30, 2010, Hangzhou MYL Business Administration Consulting Co., Ltd., a subsidiary of CEEC (“Hangzhou MYL”), declared a dividend in the amount of RMB9,250,000 (equivalent to $1,285,305) out of its retained earnings balance of Hangzhou MYL to its sole shareholder, Surmounting Limit Marketing Adviser Limited (“SLM”).

On July 2, 2010, CEEC declared dividends in the total amount of RMB12,075,000 (equivalent to $1,784,088) out of the retained earnings balance of Hangzhou MYL for the fiscal year ended December 31, 2009 to its sole shareholder, SLM. On the same date, SLM also made a resolution to distribute the net tax amount of such dividend to Magic Dream Enterprises Ltd. (“Magic Dream”), a company incorporated under the laws of the British Virgin Islands and a shareholder of CEEC at that time.  Mr. Liang Kaien, the sole shareholder of Magic Dream at that time received the dividend payment. However, on December 31, 2010, CEEC’s board of directors adopted a resolution declaring that such the dividend was invalid and that CEEC should collect back the payment of such dividend from Mr. Liang Kaien. As of December 31, 2011, receivable from shareholder amounted to $1,914,964.

Other than as described above, CEEC has never declared or paid a cash dividend. Based on the Form 10-K, CEEC currently intends to retain and use any future earnings for the development and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future.

 Prior Public Offerings

Neither any of the Filing Persons nor, to the knowledge of the Filing Persons, CEEC, has made an underwritten public offering of the Shares for cash during the past two years that was registered under the Securities Act of 1933, as amended, or exempt from registration thereunder pursuant to Regulation A.

 Prior Stock Purchases

None of the Filing Persons, nor any affiliate of any of the Filing Persons, has purchased any Shares during the past two years.

Item 3. Identity and Background of Filing Persons

Beyond Extreme Training Corp. (“BETC”)

Name and Address.  Beyond Extreme Training Corp. was recently formed by the Rollover Stockholders for the purpose of effecting the Merger.  BETC’s principal business address is c/o Hangzhou MYL Business Administration Consulting Co. Ltd., Room 307, Hualong Business Building, 110 Moganshan Road, Hangzhou, China, 310005 and its telephone number is (+86) 571-8880-8109.  BETC is owned by the Rollover Stockholders.  Mr. Kaien Liang and Mr. Pokai Hsu are the directors of BETC.

Business and Background of Entity. BETC was formed for the sole purpose of acquiring all of the Shares held by the Rollover Stockholders, and following such acquisition, merging with CEEC pursuant to NRS 92A.180. The Rollover Stockholders have agreed to contribute to BETC the shares of CEEC common stock held by them immediately prior to the consummation of the Merger.  BETC is a Nevada corporation.  BETC has not (i) been convicted in a criminal proceeding during the past five years or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining BETC from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Business and Background of Natural Persons.  The name, business address, position with BETC, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of BETC, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I attached hereto.

Kaien Liang

Name and Address.  The principal business address of Mr. Liang is c/o Hangzhou MYL Business Administration Consulting Co. Ltd., Room 307, Hualong Business Building, 110 Moganshan Road, Hangzhou, China, 310005, and his telephone number is (+86) 571-8880-8109.

Business and Background of Entity.  Not applicable.

Business and Background of Natural Persons.  Mr. Liang has served as CEEC’s Chairman and Chief Executive Officer since February 12, 2010.  From 2006 to 2010, Mr. Liang was the Chairman of Surmounting Limit Marketing Advisor Limited.  From 2004 to 2006, Mr. Liang served as president of Singapore Magic of Success Training Co., Ltd.  Prior to that, Mr. Liang worked as Marketing Director at Asia Magic Your Life Group between 2000 and 2003, and Marketing Director of Success Magazine in Taiwan from 1997 to 2000.  Mr. Liang holds 14 internationally accredited certificates in respect of negotiation, marketing, sale, public speaking and customer service, among others.  Mr. Liang was trained in the night school of Taiwan Yuda Advanced Business School. Mr. Liang is a citizen of the Republic of China.

Mr. Liang has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) and has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Pokai Hsu

Name and Address.  The principal business address of Mr. Hsu is c/o Hangzhou MYL Business Administration Consulting Co. Ltd., Room 307, Hualong Business Building, 110 Moganshan Road, Hangzhou, China, 310005, and his telephone number is (+86) 21-5179-1012.

Business and Background of Entity.  Not applicable.

Business and Background of Natural Persons.  Mr. Hsu has served as CEEC’s Chief Operating Officer since February 12, 2010 and became a director on October 8, 2010.  From 2006 to 2010, Mr. Hsu served as the Chief Operating Officer of Surmounting Limit Marketing Advisor Limited.  From 2004 to 2006, Mr. Hsu served as Chief Operating Officer of Asia Magic Your Life Group.  He served as the General Manager at Beijing Hongyuan Yingtong Cultural Press Co., Ltd. between 2002 and 2003.  Prior to that, he worked in Du Yunsheng Consulting Co., Ltd., as the Chief Consultant for two years.  Mr. Hsu graduated from Jingwei Industry and Business Vocational School with a high school diploma. Mr. Hsu is a citizen of the Republic of China.

Mr. Hsu has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) and has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Tingyuan Chen

Name and Address.  The principal business address of Mr. Chen is c/o Hangzhou MYL Business Administration Consulting Co. Ltd., Room 307, Hualong Business Building, 110 Moganshan Road, Hangzhou, China, 310005, and his telephone number is (+86) 21-5179-1013.

Business and Background of Entity.  Not applicable.

Business and Background of Natural Persons.  Mr. Chen became CEEC’s Chief Strategy Officer on February 12, 2010 and served as the Chief Strategy Officer of Surmounting Limit Marketing Advisor Limited from 2006 to 2010.  He served as Chief Strategy Officer of Asia Magic Your Life Group from 2004 to 2006.  Prior to that, he worked for Steve Chen Training Entity as a lecturer for four years.  Mr. Chen graduated from National United University in Taiwan. Mr. Chen is a citizen of the Republic of China.

Mr. Chen has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) and has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Yen Chen Chi

Name and Address.  The principal business address of Mr. Yen is Apt. 1, Building 13, No. 75, Section 1, Xintai No.5 Road, Xizhi District, New Taipei City, Republic of China, and his telephone number is (+886) 02-77086586.

Business and Background of Entity.  Not applicable.

Business and Background of Natural Persons.  Mr. Yen is Chairman of Song Ang Science and Technology Co., Ltd. for the past five years. The principal business of Song Ang Science and Technology Co., Ltd. is wholesale of machinery, computer software and battery.  The principal business address of Song Ang Science and Technology Co., Ltd. is Building 11, No. 1-7, Section 5, Zhongxiao East Road, Nangang District, Taipei City, Republic of China. Mr. Yen is a citizen of the Republic of China.

Mr. Yen has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) and has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Huang-Jen Chou

Name and Address.  The principal business address of Mr. Chou is Building 1, No. 495, Guangfu South Road., Shinyi Chiu, Taipei City, Taiwan 110, Republic of China, and his telephone number is (+866)-938082145.

Business and Background of Entity.  Not applicable.

Business and Background of Natural Persons.  Mr. Chou is Chairman of China Berkshire Surpass Buffett Co., Ltd. during the past five years. Mr. Chou is a citizen of the Republic of China.

Mr. Chou has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) and has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ChiaYeh Lin

Name and Address.  The principal business address of Ms. Lin is Building 8, Fenghua Garden, No. 3601 Dongfang Road, Pudong New District, Shanghai, China, and her telephone number is (+86) 21-5179-1015.

Business and Background of Entity.  Not applicable.

Business and Background of Natural Persons.  Ms. Lin is Deputy Manager of Hangzhou Jiuxing Business Management Consulting Co., Ltd. for the past five years. The principal business of Hangzhou Jiuxing Business Management Consulting Co., Ltd. business management consultation.  Ms. Lin is a citizen of the Republic of China.

Ms. Lin has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) and has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

China Berkshire Surpass Buffett Co., Ltd. (“CBSB”)

Name and Address. CBSB’s principal business address is Building 1, No. 495, Guangfu South Road., Shinyi Chiu, Taipei City, Taiwan 110, Republic of China, and its telephone number is (+866) 02-6626-9550.

Business and Background of Entity. CBSB is a limited liability company formed under the laws of the Republic of China. The principal business of CBSB is investment. CBSB has not (i) been convicted in a criminal proceeding during the past five years or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining CBSB from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Business and Background of Natural Persons.  Not applicable.

Zhicheng Zheng

Name and Address.  The principal business address of Mr. Zheng is Building 5, No. 888, Shuangbai Road, Minhang District, Shanghai, and his telephone number is (+86) 21-6464-9137.

Business and Background of Entity.  Not applicable.

Business and Background of Natural Persons.  Mr. Zheng is Chairman of Chairman of Qian Xiang Male Formal Attire (Shanghai) Co., Ltd. for the past five years.  Qian Xiang Male Formal Attire (Shanghai) Co., Ltd. engages in the business of clothing manufacturing.  The principal business address of Qian Xiang Male Formal Attire (Shanghai) Co., Ltd. is No. 888, Shuangbai Road, Minhang District, Shanghai, and his telephone number is (+86) 21-6464-9137. Mr. Zheng is a citizen of the People’s Republic of China.

Mr. Zheng has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) and has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 4. Terms of the Transaction

 Material Terms

Pursuant to the Contribution Agreement, the Rollover Stockholders have agreed to contribute an aggregate of 20,565,000 Shares to BETC immediately prior to the consummation of the Merger.  Such shares represent, in the aggregate, approximately 90.06% of CEEC’s Shares outstanding.  On the effective date of the Merger, BETC will merge with CEEC pursuant to NRS 92A.180(2), with CEEC to be the surviving corporation.  To so merge, the board of directors of BETC and the Rollover Stockholders, as the stockholders of BETC, will approve the Merger.  The board of directors of CEEC also passed a resolution to effect the Merger.  CEEC as the surviving entity will file Articles of Merger with the Secretary of State of Nevada pursuant to NRS 92A.200(1).  On the effective date of the Merger:

•
Each Share issued and outstanding immediately prior to the effective date will be cancelled and extinguished and each Share (other than Shares held by BETC and Shares with respect to which dissenters’ rights have been properly exercised and not withdrawn or lost) will be converted into and become a right to receive the Merger Consideration;

•
Each share of BETC’s capital stock issued and outstanding immediately prior to the effective date will be converted into one validly issued, fully paid and nonassessable share of common stock of CEEC as the surviving corporation of the Merger.

•	Following the Merger, the Rollover Stockholders will own all outstanding common stock of CEEC.

Under NRS 92A.180(2), because BETC will hold approximately 90.06% of the outstanding Shares prior to the Merger, BETC will have the power to effect the Merger without a vote of the stockholders of CEEC.  The Filing Persons intend to take all necessary and appropriate action to cause the Merger to become effective on the effective date, without a meeting or consent of the stockholders of CEEC.  The Merger Consideration is $0.324 per Share in cash, without interest.

Upon completion of the Merger, in order to receive the cash Merger Consideration of $0.324 per Share, without interest, each stockholder or a duly authorized representative must (1) deliver an executed Letter of Transmittal, appropriately completed and executed, to CEEC, and (2) surrender such Shares by delivering the stock certificate or certificates that, prior to the Merger, had evidenced such Shares to CEEC, as set forth in a Notice of Merger and Dissenters’ Rights and Letter of Transmittal.  Such notice will be mailed to stockholders of record within 10 calendar days of the effective date.  Stockholders are encouraged to read the Notice of Merger and Dissenters’ Rights and Letter of Transmittal carefully when received.  Delivery of an executed Letter of Transmittal shall constitute a waiver of statutory dissenters’ rights.

For U.S. federal income tax purposes generally, the receipt of the cash consideration by U.S. Holders of the Shares pursuant to the Merger will be a taxable sale of the U.S. Holders’ Shares.  See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Effects—Material U.S. Federal Income Tax Consequences” on page 10 of this Schedule 13E-3.

 Purchases

None of the Filings Persons or any of their affiliates has any agreement to purchase any Shares from any officer, director or affiliates of CEEC in the Merger.  Any Shares held by any officer, director or affiliate of CEEC will be treated the same as all other Shares in the Merger.

 Different Terms

Stockholders of CEEC will be treated as described in this Item 4 under “Material Terms” above.

 Dissenters’ Rights

Pursuant to Chapter 92A (Section 300 through 500 inclusive) of NRS, or the “Dissenters’ Rights Provisions”, any Public Stockholder is entitled to dissent to the Merger, and obtain payment of the fair value of the shares. In the context of the Merger, the Dissenters’ Rights Provisions provides that the Public Stockholders may elect to have CEEC purchase the Shares held by the Public Stockholders for a cash price that is equal to the “fair value” of such Shares, as determined in a judicial proceeding in accordance with the Dissenters’ Rights Provisions. The fair value of the Shares of any Public Stockholder means the value of such Shares immediately before the effectuation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger, unless exclusion of any appreciation or depreciation would be inequitable.

A copy of the Dissenters’ Rights Provisions is attached as Exhibit (f) hereto. If you wish to exercise your dissenters’ rights or preserve the right to do so, you should carefully review Exhibit (f) hereto. If you fail to comply with the procedures specified in the Dissenters’ Rights Provisions in a timely manner, you may lose your dissenters’ rights. Because of the complexity of those procedures, you should seek the advice of counsel if you are considering exercising your dissenters’ rights.

Public Stockholders who perfect their dissenters’ rights by complying with the procedures set forth in the Dissenters’ Rights Provisions will have the fair value of their Shares determined by a Nevada state district court and will be entitled to receive a cash payment equal to such fair value. Any such judicial determination of the fair value of Shares could be based upon any valuation method or combination of methods the court deems appropriate. The value so determined could be more or less than the Merger Consideration to be paid in connection with the Merger. In addition, Public Stockholders who invoke dissenters’ rights may be entitled to receive payment of a fair rate of interest from the effective time of the Merger on the amount determined to be the fair value of their Shares.

Within 10 days after the effectuation of the Merger, CEEC will send a written notice (a “Dissenters’ Rights Notice”) to all the record stockholders of CEEC entitled to dissenters’ rights. Pursuant to NRS 92A.430, the Dissenters’ Rights Notice will be accompanied by information that will: (a) state where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited; (b) inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received; (c) supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter's rights certify whether or not the person acquired beneficial ownership of the shares before that date; (d) set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered and state that the stockholder shall be deemed to have waived the right to demand payment with respect to the shares unless the form is received by the subject corporation by such specified date; and (e) be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

Stockholders wishing to exercise rights of a dissenting owner must thereafter comply with the following requirements of NRS 92A.440:

•           demand payment;

•           certify whether they acquired beneficial ownership of capital stock before the Effective Date; and

•           deposit their certificates in accordance with the terms of the Dissenters’ Rights Notice.

Under NRS 92A.440(3), stockholders who fail to demand payment or deposit their certificates where required by the dates set forth in the Dissenters’ Rights Notice will not be entitled to demand payment or receive the fair market value for their shares of capital stock as provided under Nevada law.  Instead, such stockholders will receive the same consideration as the stockholders of who do not exercise rights of a dissenting owner.

Pursuant to NRS 92A.460, within 30 days after receipt of a demand for payment, CEEC must pay each dissenter who complied with the provisions of the Dissenters’ Rights Provisions the amount CEEC estimates to be the fair value of such shares, plus interest from the effective date of the Merger. The payment must be accompanied by the following: (a) CEEC's balance sheet as of the end of 2011, a statement of income for 2011, a statement of changes in the stockholders' equity for 2011 or, where such financial statements are not reasonably available, then such reasonably equivalent financial information and the latest available quarterly financial statements, if any; (b) A statement of CEEC's estimate of the fair value of the shares; and (c) A statement of the dissenter's rights to demand payment under NRS 92A.480 and that if any such stockholder does not do so within the period specified, such stockholder shall be deemed to have accepted such payment in full satisfaction of the corporation's obligations under this chapter.

Under NRS 92A.470(1), CEEC is entitled to withhold payment from a dissenter unless the dissenter was the beneficial owner before the date set forth in the dissenters’ notice as the first date of any announcement to the news media or to the stockholders of the terms of the proposed corporate action. If CEEC chooses to withhold payment, it is required, within 30 days after receiving demand for payment, to notify the dissenter: (a) of CEEC’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the notice, a statement of earnings for that year, and a statement of changes in stockholders’ equity for that year, or, where such financial statements are not reasonably available, then such reasonably equivalent financial information, as well as the latest available financial statements, if any; (b) of CEEC’s estimate of the fair value of the shares; (c) that the dissenter may accept CEEC’s estimate of the fair value, plus interest, in full satisfaction of her demand or demand appraisal; (d) that if the dissenter wishes to accept the offer, the dissenter must notify CEEC of acceptance within 30 days after receiving of the offer; and (e) that if the dissenter does not satisfy the requirements for demanding appraisal, the dissenter shall be deemed to have accepted CEEC’s offer.

NRS 92A.480(1) provides that a dissenter who believes that the amount paid or offered is less than the full value of his or her shares of capital stock, or that the interest due is incorrectly calculated, may, within 30 days after CEEC made or offered payment for the shares, either (i) notify CEEC in writing of his or her own estimate of the fair value of the shares of capital stock and the amount of interest due and demand payment of difference between this estimate and any payments made, or (ii) reject the offer for payment made by CEEC and demand payment of the fair value of his or her shares and interest due.

If CEEC does not deliver payment within 30 days of receipt of the demand for payment, the dissenting stockholder may enforce under NRS 92A.460(1) the dissenter’s rights by commencing an action in Clark County, Nevada or if the dissenting stockholder resides or has its registered office in Nevada, in the county where the dissenter resides or has its registered office.

If a dissenting stockholder disagrees with the amount of CEEC’s payment, then the dissenting stockholder may, pursuant to NRS 92A.480, within 30 days of such payment, (i) notify CEEC in writing of the dissenting stockholder’s own estimate of the fair value of the dissenting shares and the amount of interest due, and demand payment of such estimate, less any payments made by CEEC, or (ii) reject the offer by CEEC if the dissenting stockholder believes that the amount offered by CEEC is less than the fair value of the dissenting shares or that the interest due is incorrectly calculated. If a dissenting stockholder submits a written demand as set forth above and CEEC accepts the offer to purchase the Shares at the offer price, then such dissenting stockholder will be sent a check for the full purchase price of the Shares within 30 days of acceptance.

If a demand for payment remains unsettled, CEEC must commence a proceeding in the Clark County, Nevada district court within 60 days after receiving the demand. Each dissenter who is made a party to the proceeding shall be entitled to a judgment in the amount, if any, by which the court finds the fair value of the dissenting shares, plus interest, exceeds the amount paid by CEEC. If a proceeding is commenced to determine the fair value of the Shares, the costs of such proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court, shall be assessed against CEEC, unless the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable against CEEC if the court finds that (i) CEEC did not comply with the Dissenters’ Rights Provisions or (ii) against either CEEC or a dissenting stockholder, if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by the Dissenters’ Rights Provisions.

If CEEC fails to commence such a proceeding, it would be required by NRS 92A.490(1) to pay the amount demanded to each dissenter whose demand remains unsettled.  Dissenters would be entitled to a judgment for the amount, if any, by which the court finds the fair value of his shares, plus accrued interest, exceeds the amount paid by CEEC; or the fair value, plus accrued interest, of his after-acquired shares for which CEEC elected to withhold payment pursuant to Section 92.470 of the NRS.

Under Section 92A.490(4) of the NRS, the district court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value.  The appraisers have the powers described in the order appointing them or in any amendment to such order.  In any such court proceeding, the dissenters are entitled to the same discovery rights as parties in other civil proceedings.

Under Section 92A.500 of the NRS, the district court will assess the costs of the proceedings against CEEC, unless the court finds that all or some of the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.  The district court may also assess against CEEC or the dissenters the fees and expenses of counsel and experts for the respective parties, in the amount the court finds equitable.

A person having a beneficial interest in Shares that are held of record in the name of another person, such as a broker, fiduciary, depository or other nominee, must act to cause the record holder to follow the requisite steps properly and in a timely manner to perfect dissenters’ rights of appraisal. If the Shares are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian), depositary or other nominee, the written demand for dissenters’ rights of appraisal must be executed by or for the record owner. If Shares are owned of record by more than one person, as in joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal for a stockholder of record, provided that the agent identifies the record owner and expressly discloses, when the demand is made, that the agent is acting as agent for the record owner. If a stockholder owns Shares through a broker who in turn holds the shares through a central securities depository nominee such as CEDE & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder of such Shares.

A record holder, such as a broker, fiduciary, depository or other nominee, who holds Shares as a nominee for others, will be able to exercise dissenters’ rights of appraisal with respect to the Shares held for all or less than all of the beneficial owners of those Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of such record owner.

Under NRS 92A.380(2), a Public Stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the Merger which created the entitlement to dissent unless CEEC's corporate action approving the Merger is unlawful or fraudulent with respect to the Public Stockholder or CEEC. The board of directors of CEEC was not required under NRS 78.138(5) to consider the proposed effect of the Merger upon any particular group having an interest in the corporation as a dominant factor, such as the Public Stockholders, and the board of directors of CEEC did not appoint an independent committee to consider the proposed effect of the Merger on the Public Stockholders.

The foregoing summary of the rights of dissenting stockholders under the Dissenters’ Rights Provisions does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any dissenters’ rights of appraisal rights available under NRS. The preservation and exercise of dissenters’ rights of appraisal require strict adherence to the applicable provisions of NRS, and the foregoing summary is qualified in its entirety by reference to Exhibit (f) to this Schedule 13E-3.

 Provisions for Public Stockholders

None of the Filing Persons intend to grant the Public Stockholders special access to CEEC’s records in connection with the Merger.  None of the Filing Persons intend to obtain counsel or appraisal services for the Public Stockholders.

 Eligibility for Listing or Trading

Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)  Transactions.

Contractual arrangements between Related Parties

Substantially all of CEEC’s operations are conducted through Hangzhou MYL Business Administration Consulting Co., Ltd. (“MYL Business”) and Hangzhou MYL Commercial Services Co., Ltd. (“MYL Commercial”) which were incorporated in the PRC on April 23, 2009 and March 25, 2009, respectively.

CEEC owns 100% of Surmounting Limit Marketing Advisor Limited, a Nevada company (“SLM”).  SLM is a holding company and holds 100% of the equity interests of MYL Business.  CEEC does not directly own any equity interests in MYL Commercial.  Instead, MYL Business has entered into a series of contractual arrangements with MYL Commercial and its subsidiary, according to which CEEC exercises effective control over the operations of MYL Commercial and receive the economic benefits of MYL Commercial:

Exclusive Services Agreement.  On May 1, 2009, MYL Business, MYL Commercial and its subsidiary entered into an exclusive services agreement, pursuant to which MYL Commercial and its subsidiary irrevocably entrusted to MYL Business the management and operation of MYL Commercial and its subsidiary and the responsibilities and authorities of their stockholders and directors.  The service fee to be paid by MYL Commercial and its subsidiary is equal to 95% of their total income which can be waived by MYL Business from time to time in its sole discretion.

Call Option Agreement.  On May 1, 2009, MYL Business, MYL Commercial and MYL Commercial’s stockholders and subsidiary entered into a call option agreement, pursuant to which each of MYL Commercial and MYL Commercial’s stockholders have granted MYL Business or its designee an exclusive option to purchase all or part of their equity interests in MYL Commercial and its subsidiary, or all or part of the assets of MYL Commercial, in each case, at any time determined by MYL Business and to the extent permitted by PRC law.

Voting Rights Proxy Agreement.  On May 1, 2009, MYL Business, MYL Commercial and MYL Commercial’s stockholders and subsidiary entered into a voting rights proxy agreement, pursuant to which the stockholders of MYL Commercial and its subsidiary have granted the personnel designated by MYL Business the right to appoint directors and senior management of MYL Commercial and its subsidiary and to exercise all of their other voting rights as stockholders of MYL Commercial and its subsidiary, as the case may be, as provided under the articles of association of each such entity.  Under the voting rights proxy agreement, there are no restrictions on the number, to the extent allowed under the respective articles of association of MYL Commercial and its subsidiary, or identity of those persons we can appoint as directors and officers.

Equity Pledge Agreement. On May 1, 2009, MYL Business, MYL Commercial and MYL Commercial’s stockholders and subsidiary entered into an equity pledge agreement, pursuant to which each of the stockholders has pledged his or its equity interest in MYL Commercial and its subsidiary as the case may be, to MYL Business to secure their obligations under the relevant contractual control agreements to which each is a party, including but not limited to, the obligations of MYL Commercial and its subsidiary under the exclusive services agreement, call option agreement and voting rights proxy agreement.  Under this equity pledge agreement, the stockholders have agreed not to transfer, assign, pledge or otherwise dispose of their interest in MYL Commercial or its subsidiary, as the case may be, without the prior written consent of MYL Business.

Loans from Related Persons

During the normal course of the business, CEEC from time to time temporarily borrows money from its principal stockholders or officers to finance working capital as needed.  The amounts are usually unsecured, non-interest bearing and due on demand.  CEEC had officer loans in the amount of $0 and $19,690 as of December 31, 2011 and 2010, respectively.

Other Transactions with Related Parties

Dividend payment and recollection.  According to CEEC’s Annual Report on Form 10-K for its fiscal year ended December 31, 2011, on January 30, 2010 (the “Form 10-K), Hangzhou MYL Business Administration Consulting Co., Ltd., a subsidiary of CEEC (“Hangzhou MYL”), declared a dividend in the amount of RMB9,250,000 (equivalent to $1,285,305) out of its retained earnings balance of Hangzhou MYL to its sole shareholder, Surmounting Limit Marketing Adviser Limited (“SLM”).

On July 2, 2010, CEEC declared dividends in the total amount of RMB12,075,000 (equivalent to $1,784,088) out of the retained earnings balance of Hangzhou MYL for the fiscal year ended December 31, 2009 to its sole shareholder, SLM. On the same date, SLM also made a resolution to distribute the net tax amount of such dividend to Magic Dream Enterprises Ltd. (“Magic Dream”), a company incorporated under the laws of the British Virgin Islands and a shareholder of CEEC at that time.  Mr. Liang Kaien, the sole shareholder of Magic Dream at that time received the dividend payment. However, on December 31, 2010, CEEC’s board of directors adopted a resolution declaring that such the dividend was invalid and that CEEC should collect back the payment of such dividend from Mr. Liang Kaien. As of December 31, 2011, receivable from shareholder amounted to $1,914,964.

Rental arrangements.  CEEC has several rental arrangements providing residential units to house key employees, including the Chief Executive Officer Mr. Kaien Liang, Chief Operating Officer Mr. Pokai Hsu, and Chief Strategy Officer Mr. Tingyuan Chen.  For the years ended December 31, 2011 and 2010, housing benefit provided to these officers totaled $227,339 and $218,208, respectively.

(b) Significant Corporate Events.  Other than as described in this Schedule 13E-3, there have been no negotiations, transactions or material contacts that occurred during the past two years between (i) any of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on the Schedule I hereto and (ii) CEEC or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of CEEC’s securities, election of CEEC’s directors or sale or other transfer of a material amount of assets of CEEC.

(c) Negotiations or Contacts.  Other than as described in this Schedule 13E-3, there have been no negotiations or material contacts that occurred during the past two years concerning the matters referred to in paragraph (b) of this Item between (i) any affiliates of CEEC or (ii) CEEC or any of its affiliates and any person not affiliated with CEEC who would have a direct interest in such matters.

(d) Conflicts of Interest.  Not applicable.

(e) Agreements Involving the Subject Company’s Securities.  There are no agreements, arrangements or understandings, whether or not legally enforceable, between any of the Filing Persons or, to the knowledge of any of the Filing Persons, any other person with respect to any securities of CEEC.

Item 6. Purposes of the Transaction and Plans or Proposals

 Use of Securities Acquired.

The Shares acquired in the Merger from the Public Stockholders will be cancelled.

 Plans.

It is currently expected that, following the consummation of the Merger, the business and operations of CEEC will, except as set forth in this Schedule 13E-3, be conducted by CEEC substantially as they currently are being conducted.  The Filing Persons intend to continue to evaluate the business and operations of CEEC with a view to maximizing CEEC’s potential, and they will take such actions as they deem appropriate under the circumstances and market conditions then existing.  The Filing Persons intend to cause CEEC to terminate the registration of the Shares under Section 12(g)(4) of the Securities Exchange Act following the Merger, which would result in the suspension of CEEC’s duty to file reports pursuant to the Securities Exchange Act.  For additional information see “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Effects” and Item 4 “Terms of the Transaction” beginning on pages 7 and 21, respectively, of this Schedule 13E-3.

The Filing Persons do not currently have any commitment or agreement and are not currently negotiating for the sale of any of CEEC’s businesses.  Except as otherwise described in this Schedule 13E-3, CEEC has not, and the Filing Persons have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals for:

•	any extraordinary corporate transaction involving CEEC after the completion of the Merger;

•	any sale or transfer of a material amount of assets currently held by CEEC after the completion of the Merger;

•	any material change in CEEC’s dividend rate or policy, or indebtedness or capitalization; or

•	any other material change in CEEC’s corporate structure or business.

Item 7. Purposes, Alternatives, Reasons, and Effects of the Merger

See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger” beginning on page 7 of this Schedule 13E-3.

Item 8. Fairness of the Transaction

See “Special Factors—Fairness of the Merger” beginning on page 13 of this Schedule 13E-3.

Item 9. Reports, Opinions, Appraisals, and Negotiations

See “Special Factors—Reports, Opinions, Appraisals, and Negotiations” beginning on page 16 of this Schedule 13E-3.

Item 10. Source and Amount of Funds or Other Consideration

Source of Funds

The total amount of funds required by BETC to pay the Merger Consideration to all Public Stockholders and to pay related fees and expenses, is estimated to be approximately $896,000.  The Filing Persons will provide the necessary funding to BETC with cash on hand.  Because the Rollover Stockholders intend to provide the necessary funding for the Merger, BETC has not arranged for any alternative financing.

 Conditions

There are no conditions to the Merger or the financing of the Merger, however the Filing Persons are not under any obligation to consummate the Merger and could decide to withdraw the transaction at any time prior to the effective date, although they do not have a present intention to do so.

 Expenses

None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the Merger.  Brokers, dealers, commercial banks, and trust companies will, upon request, be reimbursed by the Filing Persons for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

The following is an estimate of fees and expenses to be incurred by the Filing Persons in connection with the Merger:

Fees
Legal Fees and Expenses	$145,000
Miscellaneous fees and expenses	$10,000
Total:	$155,000

 Borrowed Funds

See this Item 10 under “Source of Funds” above.

Item 11. Interest in Securities of the Subject Company

Securities Ownership

Prior to the consummation of the Merger, BETC will be the holder of an aggregate of 20,565,000 Shares, representing approximately 90.06% of the outstanding Shares of CEEC.  The Filing Persons are the deemed beneficial holders, in the aggregate, of 100% of the equity interest in BETC.  Details regarding the ownership of Shares by the persons named on Schedule I to this Schedule 13E-3 are set out thereon.

Securities Transactions

The Rollover Stockholders have agreed to contribute a total of 20,565,000 Shares to BETC prior to the consummation of the Merger pursuant to the terms of the Contribution Agreement.  The Contribution Agreement is attached as an exhibit to this Schedule 13E-3.  There were no transactions in the Shares effected during the past 60 days by the Filing Persons or, to the knowledge of the Filing Persons, the directors and executive officers of any of the Filing Persons.

Item 12. The Solicitation or Recommendation

Not Applicable.

Item 13. Financial Statements

Financial Information

The audited consolidated financial statements of CEEC for the year ended December 31, 2010 and the year ended December 31, 2011 are incorporated herein by reference to the Consolidated Financial Statements included in CEEC’s Annual Report on Form 10-K for its fiscal years ended December 31, 2011 and 2010 (the “Form 10-K”).  The unaudited consolidated financial statements of CEEC for the six-month period ended June 30, 2012 are also incorporated herein by reference to the Consolidated Financial Statements included in CEEC’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (the “Form 10-Q”).

The Form 10-K and Form 10-Q, and CEEC’s other SEC filings, are available for inspection and copying at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  The Form 10-K and Form 10-Q are also available to the public from the SEC’s website at http://www.sec.gov.

Pro Forma Information

Not Applicable.

 Summary Financial Information

Set forth below is certain selected consolidated financial information with respect to CEEC excerpted or derived by the Filing Persons from the audited consolidated financial statements of CEEC contained in the Form 10-K and the unaudited consolidated financial statements of CEEC contained in the Form 10-Q.  More comprehensive financial information is included in documents filed by CEEC with the SEC, and the following financial information is qualified in its entirety by reference to CEEC’s Reports and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

The selected financial information presented below as of and for the fiscal years ended December 31, 2010 and December 31, 2011 have been derived from CEEC’s audited consolidated financial statements.  The selected financial information as of and for the six-month period ended June 30, 2012 is derived from CEEC’s unaudited consolidated financial statements.  The selected financial information should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference therein.

SELECTED CONSOLIDATED FINANCIAL DATA

(In U.S. Dollars)

	As of December 31,		As of June 30,
	2011	2010	2012
			(unaudited)
BALANCE SHEET
Current Assets	9,340,382	14,464,804	8,141,807
Property, Plant, Equipment and Other Assets	1,128,447	735,876	931,186
Current Liabilities	10,669,938	7,246,548	7,921,891
Noncurrent Liabilities	16,464,222	18,420,465	19,495,626
Book Value per Share	(0.73)	(0.46)	(0.80)

	Fiscal Year Ended December 31,		Six Months Ended June 30,
	2011	2010	2012
			(unaudited)
STATEMENT OF OPERATIONS
Net Sales	10,132,874	7,236,330	2,476,492
Gross Profit	2,456,196	982,217	1,410,711
Loss from Operations	(5,296,073)	(5,730,570)	(2,280,539)
Net Loss	(5,478,202)	(8,543,070)	(1,329,427)
Basic and Diluted Loss per Common Share	(0.24)	(0.38)	(0.08)

Item 14. Personal/Assets, Retained, Employed, Compensated or Used

 Solicitations or Recommendations

There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Merger.

 Employees and Corporate Assets

Other than as disclosed in this Schedule 13E-3, no officers, class of employees, or corporate assets of CEEC has been or will be employed by or used by the Filing Persons in connection with the Merger.  In preparing the Schedule 13E-3, the Filling Persons relied upon publicly filed estimates and projections prepared by CEEC’s management related to the business of CEEC.

Item 15. Additional Information

None.

Item 16. Exhibits

Exhibit Number	Description
(a)(1)	Letter from Beyond Extreme Training Corp. to Stockholders of China Executive Education Corp.

(a)(2)	Form of Notice of Merger and Dissenters’ Rights

(b)	None

(c)	None

(d)(1)	Plan of Merger by and between Beyond Extreme Training Corp., a Nevada corporation and China Executive Education Corp., a Nevada corporation, dated October 16, 2012
(d)(2)
Contribution Agreement by and among Beyond Extreme Training Corp., a Nevada corporation and Kaien Liang, Pokai Hsu, Tingyuan Chen, Yen Chen Chi, Huang-Jen Chou, ChiaYeh Lin, China Berkshire Surpass Buffett Co., Ltd. and Zhicheng Zheng, dated October 16, 2012

(e)	None

(f)	Nevada Revised Statutes Chapter 92A (Section 300 through 500 inclusive) — Dissenters’ Rights Provisions

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13E-3 is true, complete and correct.

Dated: October 16, 2012

BEYOND EXTREME TRAINING CORP.

By: /s/ Kaien Liang

Name: Kaien Liang
Title: Director

KAIEN LIANG

/s/ Kaien Liang

POKAI HSU

/s/ Pokai Hsu

TINGYUAN CHEN

/s/ Tingyuan Chen

YEN CHEN CHI

/s/ Yen Chen Chi

HUANG-JEN CHOU

/s/ Huang-Jen Chou

CHIAYEH LIN

/s/ ChiaYeh Lin

CHINA BERKSHIRE SURPASS BUFFETT CO., LTD.

By: /s/ Huang-Jen Chou

Name: Huang-Jen Chou
Title: Chairman

ZHICHENG ZHENG

/s/ Zhicheng Zheng

SIGNATURE PAGE TO SCHEDULE 13E-3

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF THE FILING PERSONS

The name, business address, position with entity, present principal occupation or employment, and five-year employment history and citizenship of the directors and executive officers of the relevant company, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below.

The address of BETC is set out under “Item 3 - Identity and Background of Filing Persons” on page 18 of this Schedule 13E-3.

Beyond Extreme Training Corp.  (“BETC”)

Name and Address*	Position with BETC	Principal Occupation or Employment, Five-Year Employment History and Citizenship
Kaien Liang	Director
Mr. Kaien Liang has served as CEEC’s Chairman and Chief Executive Officer since February 12, 2010.  From 2006 to 2010, Mr. Liang was the Chairman of Surmounting Limit Marketing Advisor Limited.  From 2004 to 2006, Mr. Liang served as president of Singapore Magic of Success Training Co., Ltd.  Prior to that, Mr. Liang worked as Marketing Director at Asia Magic Your Life Group between 2000 and 2003, and Marketing Director of Success Magazine in Taiwan from 1997 to 2000.  Mr. Liang holds 14 internationally accredited certificates in respect of negotiation, marketing, sale, public speaking and customer service, among others.  Mr. Liang was trained in the night school of Taiwan Yuda Advanced Business School. Mr. Liang is a citizen of the Republic of China.

Pokai Hsu	Director
Mr. Pokai Hsu has served as CEEC’s Chief Operating Officer since February 12, 2010 and became a director on October 8, 2010.  From 2006 to 2010, Mr. Hsu served as the Chief Operating Officer of Surmounting Limit Marketing Advisor Limited.  From 2004 to 2006, Mr. Hsu served as Chief Operating Officer of Asia Magic Your Life Group.  He served as the General Manager at Beijing Hongyuan Yingtong Cultural Press Co., Ltd. between 2002 and 2003.  Prior to that, he worked in Du Yunsheng Consulting Co., Ltd., as the Chief Consultant for two years.  Mr. Hsu graduated from Jingwei Industry and Business Vocational School with a high school diploma. Mr. Hsu is a citizen of the Republic of China.

___________________

* The business address of Mr. Kaien Liang and Mr. Pokai Hsu is c/o Hangzhou MYL Business Administration Consulting Co. Ltd., Room 307, Hualong Business Building, 110 Moganshan Road, Hangzhou, China, 310005.

To the knowledge of the Filing Persons, neither BETC nor any director or executive officer of BETC beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares directly held by the Rollover Stockholders.

China Berkshire Surpass Buffett Co., Ltd. (“CBSB”)

Name And Address**	Position with CBSB	Principal Occupation or Employment, Five-Year Employment History and Citizenship
Huang-Jen Chou	Chairman	Mr. Chou is Chairman of China Berkshire Surpass Buffett Co., Ltd. during the past five years. Mr. Chou is a citizen of the Republic of China.
Kaien Liang	Director
Mr. Kaien Liang has served as CEEC’s Chairman and Chief Executive Officer since February 12, 2010.  From 2006 to 2010, Mr. Liang was the Chairman of Surmounting Limit Marketing Advisor Limited.  From 2004 to 2006, Mr. Liang served as president of Singapore Magic of Success Training Co., Ltd.  Prior to that, Mr. Liang worked as Marketing Director at Asia Magic Your Life Group between 2000 and 2003, and Marketing Director of Success Magazine in Taiwan from 1997 to 2000.  Mr. Liang holds 14 internationally accredited certificates in respect of negotiation, marketing, sale, public speaking and customer service, among others.  Mr. Liang was trained in the night school of Taiwan Yuda Advanced Business School. Mr. Liang is a citizen of the Republic of China.

Hongyu Zhang	Director	The principal occupation of Mr. Zhang is serving as a director of CBSB. Mr. Zhang is a director of CBSB for the past five years. Mr. Zhang is a citizen of the People’s Republic of China.

___________________

** The business address of Mr. Huang-Jen Chou is Building 1, No. 495, Guangfu South Road., Shinyi Chiu, Taipei, Taiwan 110, Republic of China. The business address of Mr. Kaien Liang is c/o Hangzhou MYL Business Administration Consulting Co. Ltd., Room 307, Hualong Business Building, 110 Moganshan Road, Hangzhou, China, 310005. The business address of Hongyu Zhang is No. 10, Alley 4, Lane 379, Dexing East Road, Neighborhood 7, Dongshan Li, Shilin District, Taipei City, Republic of China.

ADDITIONAL INFORMATION

To the knowledge of the Filing Persons, no person for whom information is provided in Schedule I was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) or  was party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Exhibit (a)(1)

LETTER FROM BEYOND EXTREME TRAINING CORP.

Dear stockholder of China Executive Education Corp.:

On [●], 2012, Beyond Extreme Training Corp. (“BETC”) intends to take China Executive Education Corp. (“CEEC”) private through a “short-form” merger.  The purposes of this letter and the Schedule 13E-3 Transaction Statement that accompanies this letter are to:

•	tell you more about the Merger,

•	explain why we think that the $0.324 per share in cash, without interest, that you will receive in the Merger is fair consideration for your shares, and

•	let you know about your rights for an appraisal hearing under Nevada law.

Neither you nor the Board of Directors of CEEC is being asked to approve the Merger.  Immediately prior to the effective date of the “short-form” merger, under Nevada law, BETC will own a sufficient number of shares to cause the Merger to occur.  After the Merger, BETC will be merged into CEEC with CEEC being the surviving entity.  In the Merger, which we hope will occur on [●] or as soon thereafter as possible, you will receive $0.324 in cash, without interest, for each share of CEEC common stock that you own as of that date.  If you do not believe that $0.324 is a fair price for your shares, you can follow the procedures described in the Schedule 13E-3 Transaction Statement and exercise dissenters’ rights under Nevada law.  YOU SHOULD READ THE SCHEDULE 13E-3 TRANSACTION STATEMENT CAREFULLY BEFORE DECIDING WHETHER TO ACCEPT $0.324 PER SHARE OR TO HAVE A NEVADA STATE DISTRICT COURT DETERMINE THE FAIR VALUE OF YOUR SHARES.  The amount determined by such court may be higher or lower than $0.324 per share.

Stockholders of record on the date the Merger becomes effective will be mailed a Notice of Merger and Dissenters’ Rights and a Letter of Transmittal.  Stockholders receiving such documents should carefully read them.  Detailed instructions for surrendering your stock certificates, together with a detailed description of statutory dissenters’ rights, will be set forth in the Notice of Merger and Dissenters’ Rights and the Letter of Transmittal.  Please do not submit your stock certificates before you have received these documents.

After the Merger, the CEEC common stock will not be publicly traded.  CEEC also will not be required to file reports with the Securities and Exchange Commission.  In addition, the Merger will have U.S. federal income tax consequences for you, and you should consult with your tax advisor in order to understand fully how the Merger will affect you.

Sincerely,

BEYOND EXTREME TRAINING CORP.

By:  ___________________________________
Name:
Title:

Exhibit (a)(2)

FORM OF NOTICE OF
MERGER AND DISSENTERS’ RIGHTS

[●], 2012

To the Former Holders of Common Stock of China Executive Education Corp.:

NOTICE IS HEREBY GIVEN, pursuant to Chapter 92A (Section 300 through 500 inclusive) of the Nevada Revised Statute (the “NRS”) (the “Dissenters’ Rights Provisions”), that the short-form merger (the “Merger”) of Beyond Extreme Training Corp., a Nevada corporation (“BETC”), with and into China Executive Education Corp (“CEEC”), became effective on [●] (the “Effective Date”).  Immediately prior to the Effective Date, BETC owned more than 90% of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of CEEC.  Accordingly, under applicable Nevada law, no action was required by the stockholders of CEEC (other than BETC) for the Merger to become effective.

Pursuant to the terms of the Merger, each outstanding Share, other than Shares owned by BETC, and other than Shares as to which dissenters’ rights are exercised (as described in the Transaction Statement on Schedule 13E-3, as amended (the “Schedule 13E-3”)) held immediately prior to the Effective Date now represents only the right to receive $0.324 per share in cash, without interest (the “Merger Consideration”).  The Merger Consideration will be paid upon surrender of the certificates for each Share.  As a result of the Merger, BETC will be merged into CEEC, with CEEC being the surviving entity and wholly owned by the Rollover Stockholders.

To obtain payment for your Shares, the certificate(s) representing such Shares, together with the enclosed Letter of Transmittal, must be mailed or delivered by hand or overnight courier to CEEC, at the address set forth in the enclosed Letter of Transmittal.  Please read and follow carefully the instructions set forth in the enclosed Letter of Transmittal to obtain payment for your Shares.

Former stockholders of CEEC who do not wish to accept the Merger Consideration have the right under Nevada law to seek an appraisal of the fair cash value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, in Clark County, Nevada.

Pursuant to the Dissenters’ Rights Provisions, any former stockholder is entitled to dissent to the Merger, and obtain payment of the fair value of the shares. In the context of the Merger, the Dissenters’ Rights Provisions provides that the former stockholders may elect to have CEEC purchase the Shares held by the former stockholders for a cash price that is equal to the “fair value” of such Shares, as determined in a judicial proceeding in accordance with the Dissenters’ Rights Provisions. The fair value of the Shares of any former stockholder means the value of such Shares immediately before the effectuation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger, unless exclusion of any appreciation or depreciation would be inequitable.

A copy of the Dissenters’ Rights Provisions is attached as Appendix A hereto. If you wish to exercise your dissenters’ rights or preserve the right to do so, you should carefully review Appendix A hereto. IF YOU FAIL TO COMPLY WITH THE PROCEDURES SPECIFIED IN THE DISSENTERS’ RIGHTS PROVISIONS IN A TIMELY MANNER, YOU MAY LOSE YOUR DISSENTERS’ RIGHTS. BECAUSE OF THE COMPLEXITY OF THOSE PROCEDURES, YOU SHOULD SEEK THE ADVICE OF COUNSEL IF YOU ARE CONSIDERING EXERCISING YOUR DISSENTERS’ RIGHTS.

Former stockholders who perfect their dissenters’ rights by complying with the procedures set forth in the Dissenters’ Rights Provisions will have the fair value of their Shares determined by a Nevada state district court and will be entitled to receive a cash payment equal to such fair value. Any such judicial determination of the fair value of shares could be based upon any valuation method or combination of methods the court deems appropriate. The value so determined could be more or less than the Merger Consideration to be paid in connection with the Merger. In addition, former stockholders who invoke dissenters’ rights may be entitled to receive payment of a fair rate of interest from the effective time of the Merger on the amount determined to be the fair value of their Shares.

If you do NOT plan to seek an appraisal of all of your Shares, BETC requests that you execute (or, if you are not the record holder of such shares, to arrange for such record holder or such holder’s duly authorized representative to execute) and mail postage paid the enclosed Letter of Transmittal to CEEC at the address set forth in the Letter of Transmittal. You should note that surrendering to CEEC certificates for your Shares will constitute a waiver of your appraisal rights under the NRS.

You should note that the method of delivery of the Letter of Transmittal and/or any other required documentation is at the election and risk of the former stockholder. If the decision is made to send the Letter of Transmittal by mail, it is recommended that such Letter of Transmittal be sent by registered mail, properly insured, with return receipt requested.

This Notice of Merger and Dissenters’ Rights affords you the notice required by NRS 92A.440. The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of the Dissenters’ Rights Provisions, the text of which is set forth in full in Appendix A attached to this Notice of Merger and Dissenters’ Rights. Mere failure to execute and return the enclosed stock power or lost stock affidavit along with your stock certificate(s) to CEEC does NOT satisfy the requirements of the Dissenters’ Rights Provisions; rather, a separate written demand for appraisal must be properly executed and delivered to CEEC as described below.

You have the right, on or prior to [●], 2012 (i.e., within 30 days after the date of this Notice of Merger and Dissenters’ Rights written above), to demand in writing from CEEC an appraisal of your shares of Shares. Such demand will be sufficient if it reasonably informs CEEC of the identity of the stockholder making the demand and that the stockholder intends thereby to demand an appraisal of the fair value of his or her Shares. Failure to make such a timely demand will foreclose your right to appraisal. All written demands for appraisal of Shares should be sent or delivered to CEEC at the following address: c/o Hangzhou MYL Business Administration Consulting Co. Ltd., Room 307, Hualong Business Building, 110 Moganshan Road, Hangzhou, China, 310005.

Under NRS 92A.440(3), stockholders who fail to demand payment or deposit their certificates where required by the dates set forth in the Dissenters’ Rights Notice will not be entitled to demand payment or receive the fair market value for their shares of capital stock as provided under Nevada law.  Instead, such stockholders will receive the same consideration as the stockholders of who do not exercise rights of a dissenting owner.

Pursuant to NRS 92A.460, within 30 days after receipt of a demand for payment, CEEC must pay each dissenter who complied with the provisions of the Dissenters’ Rights Provisions the amount CEEC estimates to be the fair value of such shares, plus interest from the effective date of the Merger. The payment must be accompanied by the following: (a) CEEC’s balance sheet as of the end of 2011, a statement of income for 2011, a statement of changes in the stockholders’ equity for 2011 or, where such financial statements are not reasonably available, then such reasonably equivalent financial information and the latest available quarterly financial statements, if any; (b) A statement of CEEC’s estimate of the fair value of the shares; and (c) A statement of the dissenter's rights to demand payment under NRS 92A.480 and that if any such stockholder does not do so within the period specified, such stockholder shall be deemed to have accepted such payment in full satisfaction of the corporation's obligations under this chapter.

Under NRS 92A.470(1), CEEC is entitled to withhold payment from a dissenter unless the dissenter was the beneficial owner before the date set forth in the dissenters’ notice as the first date of any announcement to the news media or to the stockholders of the terms of the proposed corporate action. If CEEC chooses to withhold payment, it is required, within 30 days after receiving demand for payment, to notify the dissenter: (a) of CEEC’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the notice, a statement of earnings for that year, and a statement of changes in stockholders’ equity for that year, or, where such financial statements are not reasonably available, then such reasonably equivalent financial information, as well as the latest available financial statements, if any; (b) of CEEC’s estimate of the fair value of the shares; (c) that the dissenter may accept CEEC’s estimate of the fair value, plus interest, in full satisfaction of her demand or demand appraisal; (d) that if the dissenter wishes to accept the offer, the dissenter must notify CEEC of acceptance within 30 days after receiving of the offer; and (e) that if the dissenter does not satisfy the requirements for demanding appraisal, the dissenter shall be deemed to have accepted CEEC’s offer.

NRS 92A.480(1) provides that a dissenter who believes that the amount paid or offered is less than the full value of his or her shares of capital stock, or that the interest due is incorrectly calculated, may, within 30 days after CEEC made or offered payment for the shares, either (i) notify CEEC in writing of his or her own estimate of the fair value of the shares of capital stock and the amount of interest due and demand payment of difference between this estimate and any payments made, or (ii) reject the offer for payment made by CEEC and demand payment of the fair value of his or her shares and interest due.

If CEEC does not deliver payment within 30 days of receipt of the demand for payment, the dissenting stockholder may enforce under NRS 92A.460(1) the dissenter’s rights by commencing an action in Clark County, Nevada or if the dissenting stockholder resides or has its registered office in Nevada, in the county where the dissenter resides or has its registered office.

If a dissenting stockholder disagrees with the amount of CEEC’s payment, then the dissenting stockholder may, pursuant to NRS 92A.480, within 30 days of such payment, (i) notify CEEC in writing of the dissenting stockholder’s own estimate of the fair value of the dissenting shares and the amount of interest due, and demand payment of such estimate, less any payments made by CEEC, or (ii) reject the offer by CEEC if the dissenting stockholder believes that the amount offered by CEEC is less than the fair value of the dissenting shares or that the interest due is incorrectly calculated. If a dissenting stockholder submits a written demand as set forth above and CEEC accepts the offer to purchase the Shares at the offer price, then such dissenting stockholder will be sent a check for the full purchase price of the Shares within 30 days of acceptance.

If a demand for payment remains unsettled, CEEC must commence a proceeding in the Clark County, Nevada district court within 60 days after receiving the demand. Each dissenter who is made a party to the proceeding shall be entitled to a judgment in the amount, if any, by which the court finds the fair value of the dissenting shares, plus interest, exceeds the amount paid by CEEC. If a proceeding is commenced to determine the fair value of the Shares, the costs of such proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court, shall be assessed against CEEC, unless the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable against CEEC if the court finds that (i) CEEC did not comply with the Dissenters’ Rights Provisions or (ii) against either CEEC or a dissenting stockholder, if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by the Dissenters’ Rights Provisions.

If CEEC fails to commence such a proceeding, it would be required by NRS 92A.490(1) to pay the amount demanded to each dissenter whose demand remains unsettled.  Dissenters would be entitled to a judgment for the amount, if any, by which the court finds the fair value of his shares, plus accrued interest, exceeds the amount paid by CEEC; or the fair value, plus accrued interest, of his after-acquired shares for which CEEC elected to withhold payment pursuant to Section 92.470 of the NRS.

Under Section 92A.490(4) of the NRS, the district court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value.  The appraisers have the powers described in the order appointing them or in any amendment to such order.  In any such court proceeding, the dissenters are entitled to the same discovery rights as parties in other civil proceedings.

Under Section 92A.500 of the NRS, the district court will assess the costs of the proceedings against CEEC, unless the court finds that all or some of the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.  The district court may also assess against CEEC or the dissenters the fees and expenses of counsel and experts for the respective parties, in the amount the court finds equitable.

A person having a beneficial interest in Shares that are held of record in the name of another person, such as a broker, fiduciary, depository or other nominee, must act to cause the record holder to follow the requisite steps properly and in a timely manner to perfect dissenters’ rights of appraisal. If the Shares are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian), depositary or other nominee, the written demand for dissenters’ rights of appraisal must be executed by or for the record owner. If Shares are owned of record by more than one person, as in joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal for a stockholder of record, provided that the agent identifies the record owner and expressly discloses, when the demand is made, that the agent is acting as agent for the record owner. If a stockholder owns Shares through a broker who in turn holds the shares through a central securities depository nominee such as CEDE & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder of such Shares.

A record holder, such as a broker, fiduciary, depository or other nominee, who holds Shares as a nominee for others, will be able to exercise dissenters’ rights of appraisal with respect to the Shares held for all or less than all of the beneficial owners of those Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of such record owner.

Under NRS 92A.380(2), a stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the Merger which created the entitlement to dissent unless CEEC's corporate action approving the Merger is unlawful or fraudulent with respect to the Public Stockholder or CEEC. The board of directors of CEEC was not required under NRS 78.138(5) to consider the proposed effect of the Merger upon any particular group having an interest in the corporation as a dominant factor, such as the Public Stockholders, and the board of directors of CEEC did not appoint an independent committee to consider the proposed effect of the Merger on the stockholders of CEEC other than BETC.

The foregoing summary of the rights of dissenting stockholders under the Dissenters’ Rights Provisions does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any dissenters’ rights of appraisal rights available under NRS. The preservation and exercise of dissenters’ rights of appraisal require strict adherence to the applicable provisions of NRS, and the foregoing summary is qualified in its entirety by reference to Appendix A hereto. You should carefully read Chapter 92A (Sections 300 through 500 inclusive) of the NRS, particularly the procedural steps required to perfect appraisal rights, because failure to strictly comply with the procedural requirements set forth in Chapter 92A (Sections 300 through 500 inclusive) of the NRS will result in a loss of appraisal rights. YOU ARE URGED TO CONSULT WITH YOUR OWN ATTORNEY REGARDING THE DISSENTERS’ RIGHTS AVAILABLE TO YOU, AND THE PROCESS TO PERFECT YOUR DISSENTERS’ RIGHTS UNDER CHAPTER 92A (SECTIONS 300 THROUGH 500 INCLUSIVE) OF THE NRS.

 Additional Information

In connection with the Merger, BETC and certain of its affiliates filed with the U.S. Securities and Exchange Commission (the “SEC”) the Schedule 13E-3, which was mailed to the stockholders of CEEC along with this Notice of Merger and Dissenters’ Rights on or about [●], 2012.

In making your decision as to the exercise of dissenters’ rights, you are urged to review the Schedule 13E-3 and all related materials.  A copy of the Schedule 13E-3 is enclosed herewith.  In addition, copies of the Schedule 13E-3, including all amendments and supplements thereto, can be obtained at CEEC’s expense from CEEC if you are a bank or a broker.  Finally, the Schedule 13E-3 is also available free of charge on the SEC’s website at http://www.sec.gov.

CEEC in the past has been subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith filed and furnished periodic and current reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters.  Such periodic and current reports, proxy statements and other information may be read and copied at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  CEEC’s filings with the SEC are also available to the public from commercial document-retrieval services and on the website maintained by the SEC at http://www.sec.gov.

Very truly yours,

BEYOND EXTREME TRAINING CORP.

APPENDIX A

NEVADA REVISED STATUTES CHAPTER 92A (SECTION 300 THROUGH 500 INCLUSIVE)

DISSENTERS’ RIGHTS PROVISIONS

NRS 92A.300	Definitions.
NRS 92A.305	“Beneficial stockholder” defined.
NRS 92A.310	“Corporate action” defined.
NRS 92A.315	“Dissenter” defined.
NRS 92A.320	“Fair value” defined.
NRS 92A.325	“Stockholder” defined.
NRS 92A.330	“Stockholder of record” defined.
NRS 92A.335	“Subject corporation” defined.
NRS 92A.340	Computation of interest.
NRS 92A.350	Rights of dissenting partner of domestic limited partnership.
NRS 92A.360	Rights of dissenting member of domestic limited-liability company.
NRS 92A.370	Rights of dissenting member of domestic nonprofit corporation.
NRS 92A.380	Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.
NRS 92A.390	Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.
NRS 92A.400	Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.
NRS 92A.410	Notification of stockholders regarding right of dissent.
NRS 92A.420	Prerequisites to demand for payment for shares.
NRS 92A.430	Dissenter’s notice: Delivery to stockholders entitled to assert rights; contents.
NRS 92A.440	Demand for payment and deposit of certificates; loss of rights of stockholder; withdrawal from appraisal process.
NRS 92A.450	Uncertificated shares: Authority to restrict transfer after demand for payment.
NRS 92A.460	Payment for shares: General requirements.
NRS 92A.470	Withholding payment for shares acquired on or after date of dissenter’s notice: General requirements.
NRS 92A.480	Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate.
NRS 92A.490	Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.
NRS 92A.500	Assessment of costs and fees in certain legal proceedings.

NRS 92A.300. Definitions

As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

NRS 92A.305. “Beneficial stockholder” defined

“Beneficial stockholder” means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

NRS 92A.310. “Corporate action” defined

“Corporate action” means the action of a domestic corporation.

NRS 92A.315. “Dissenter” defined

“Dissenter” means a stockholder who is entitled to dissent from a domestic corporation’s action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.

NRS 92A.320. “Fair value” defined

“Fair value”, with respect to a dissenter’s shares, means the value of the shares determined:

1. Immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable;

2. Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

3. Without discounting for lack of marketability or minority status.

NRS 92A.325. “Stockholder” defined

“Stockholder” means a stockholder of record or a beneficial stockholder of a domestic corporation.

NRS 92A.330. “Stockholder of record” defined

“Stockholder of record” means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee’s certificate on file with the domestic corporation.

NRS 92A.335. “Subject corporation” defined

“Subject corporation” means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter’s rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

NRS 92A.340. Computation of interest

Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the rate of interest most recently established pursuant to NRS 99.040.

NRS 92A.350. Rights of dissenting partner of domestic limited partnership

A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

NRS 92A.360. Rights of dissenting member of domestic limited-liability company

The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

NRS 92A.370. Rights of dissenting member of domestic nonprofit corporation

1. Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before the member’s resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

NRS 92A.380. Right of stockholder to dissent from certain corporate actions and to obtain payment for shares

1. Except as otherwise provided in NRS 92A.370 and 92A.390, any stockholder is entitled to dissent from, and obtain payment of the fair value of the stockholder’s shares in the event of any of the following corporate actions:

(a) Consummation of a plan of merger to which the domestic corporation is a constituent entity:

(1) If approval by the shareholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the plan of merger; or

(2) If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.

(b) Consummation of a plan of conversion to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be converted.

(c) Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be acquired, if the stockholder’s shares are to be acquired in the plan of exchange.

(d) Any corporate action taken pursuant to a vote of the shareholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(e) Accordance of full voting rights to control shares, as defined in NRS 78.3784, only to the extent provided for pursuant to NRS 78.3793.

(f) Any corporate action not described in this subsection that will result in the stockholder receiving money or scrip instead of fractional shares except where the stockholder would not be entitled to receive such payment pursuant to NRS 78.205, 78.2055 or 78.207.

2. A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating the entitlement unless the action is unlawful or fraudulent with respect to the stockholder or the domestic corporation.

3. From and after the effective date of any corporate action described in subsection 1, no stockholder who has exercised the right to dissent pursuant to NRS 92A.300 to 92A.500, inclusive, is entitled to vote his or her shares for any purpose or to receive payment of dividends or any other distributions on shares. This subsection does not apply to dividends or other distributions payable to shareholders on a date before the effective date of any corporate action from which the stockholder has dissented.

NRS 92A.390. Limitations on right of dissent: Shareholders of certain classes or series; action of shareholders not required for plan of merger

1. There is no right of dissent with respect to a plan of merger, conversion or exchange in favor of shareholders of any class or series which is:

(a) A covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, 15 U.S.C. § 77r(b)(1)(A) or (B), as amended;

(b) Traded in an organized market and has at least 2,000 shareholders and a market value of at least $20,000,000, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, directors and beneficial shareholders owning more than 10 percent of such shares; or

(c) Issued by an open end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and which may be redeemed at the option of the holder at net asset value, unless the articles of incorporation of the corporation issuing the class or series provide otherwise.

2. The applicability of subsection 1 must be determined as of:

(a) The record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders to act upon the corporate action requiring dissenter’s rights; or

(b) The day before the effective date of such corporate action if there is no meeting of shareholders.

3. Subsection 1 is not applicable and dissenter’s rights are available pursuant to NRS 92A.380 for the holders of any class or series of shares who are required by the terms of the corporate action requiring dissenter’s rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subsection 1 at the time the corporate action becomes effective.

4. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the shareholders of the surviving domestic corporation under NRS 92A.130.

5. There is no right of dissent for any holders of stock of the parent domestic corporation if the plan of merger does not require action of the shareholders of the parent domestic corporation under NRS 92A.180.

NRS 92A.400. Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder

1. A stockholder of record may assert dissenter’s rights as to fewer than all of the shares registered in his or her name only if the stockholder of record dissents with respect to all shares of the class or series beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf the stockholder of record asserts dissenter’s rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the partial dissenter dissents and his or her other shares were registered in the names of different shareholders.

2. A beneficial stockholder may assert dissenter’s rights as to shares held on his or her behalf only if the beneficial stockholder:

(a) Submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter’s rights; and

(b) Does so with respect to all shares of which he or she is the beneficial stockholder or over which he or she has power to direct the vote.

NRS 92A.410. Notification of shareholders regarding right of dissent

1. If a proposed corporate action creating dissenters’ rights is submitted to a vote at a shareholders’ meeting, the notice of the meeting must state that shareholders are, are not or may be entitled to assert dissenters’ rights under NRS 92A.300 to 92A.500, inclusive. If the domestic corporation concludes that dissenter’s rights are or may be available, a copy of NRS 92A. 300 to 92A.500, inclusive, must accompany the meeting notice sent to those record shareholders entitled to exercise dissenter’s rights.

2. If the corporate action creating dissenters’ rights is taken by written consent of the shareholders or without a vote of the shareholders, the domestic corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenter’s notice described in NRS 92A.430.

NRS 92A.420. Prerequisites to demand for payment for shares

1. If a proposed corporate action creating dissenters’ rights is submitted to a vote at a shareholders’ meeting, a stockholder who wishes to assert dissenter’s rights with respect to any class or series of shares:

(a) Must deliver to the subject corporation, before the vote is taken, written notice of the stockholder’s intent to demand payment for his or her shares if the proposed action is effectuated; and

(b) Must not vote, or cause or permit to be voted, any of his or her shares of such class or series in favor of the proposed action.

2. If a proposed corporate action creating dissenters’ rights is taken by written consent of the shareholders, a stockholder who wishes to assert dissenters’ rights with respect to any class or series of shares must not consent to or approve the proposed corporate action with respect to such class or series.

3. A stockholder who does not satisfy the requirements of subsection 1 or 2 and NRS 92A.400 is not entitled to payment for his or her shares under this chapter.

NRS 92A.430. Dissenter’s notice: Delivery to shareholders entitled to assert rights; contents

1. The subject corporation shall deliver a written dissenter’s notice to all shareholders entitled to assert dissenters’ rights.

2. The dissenter’s notice must be sent no later than 10 days after the effective date of the corporate action specified in NRS 92A.380, and must:

(a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

(b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the shareholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered and state that the stockholder shall be deemed to have waived the right to demand payment with respect to the shares unless the form is received by the subject corporation by such specified date; and

(e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

NRS 92A.440. Demand for payment and deposit of certificates; loss of rights of stockholder; withdrawal from appraisal process

1. A stockholder who receives a dissenter’s notice pursuant to NRS 92A.430 and who wishes to exercise dissenter’s rights must:

(a) Demand payment;

(b) Certify whether the stockholder or the beneficial owner on whose behalf he or she is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice for this certification; and

(c) Deposit the stockholder’s certificates, if any, in accordance with the terms of the notice.

2. If a stockholder fails to make the certification required by paragraph (b) of subsection 1, the subject corporation may elect to treat the stockholder’s shares as after-acquired shares under NRS 92A.470.

3. Once a stockholder deposits that stockholder’s certificates or, in the case of uncertified shares makes demand for payment, that stockholder loses all rights as a stockholder, unless the stockholder withdraws pursuant to subsection 4.

4. A stockholder who has complied with subsection 1 may nevertheless decline to exercise dissenter’s rights and withdraw from the appraisal process by so notifying the subject corporation in writing by the date set forth in the dissenter’s notice pursuant to NRS 92A.430. A stockholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the subject corporation’s written consent.

5. The stockholder who does not demand payment or deposit his or her certificates where required, each by the date set forth in the dissenter’s notice, is not entitled to payment for his or her shares under this chapter.

NRS 92A.450. Uncertificated shares: Authority to restrict transfer after demand for payment

The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

NRS 92A.460. Payment for shares: General requirements

1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay in cash to each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of the dissenter’s shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

(a) Of the county where the subject corporation’s principal office is located;

(b) If the subject corporation’s principal office is not located in this State, in the county in which the corporation’s registered office is located; or

(c) At the election of any dissenter residing or having its principal or registered office in this State, of the county where the dissenter resides or has its principal or registered office.

The court shall dispose of the complaint promptly.

2. The payment must be accompanied by:

(a) The subject corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the shareholders’ equity for that year or, where such financial statements are not reasonably available, then such reasonably equivalent financial information and the latest available quarterly financial statements, if any;

(b) A statement of the subject corporation’s estimate of the fair value of the shares; and

(c) A statement of the dissenter’s rights to demand payment under NRS 92A.480 and that if any such stockholder does not do so within the period specified, such stockholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under this chapter.

NRS 92A.470. Withholding payment for shares acquired on or after date of dissenter’s notice: General requirements

1. A subject corporation may elect to withhold payment from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenter’s notice as the first date of any announcement to the news media or to the shareholders of the terms of the proposed action.

2. To the extent the subject corporation elects to withhold payment, within 30 days after receipt of a demand for payment, the subject corporation shall notify the dissenters described in subsection 1:

(a) Of the information required by paragraph (a) of subsection 2 of NRS 92A.460;

(b) Of the subject corporation’s estimate of fair value pursuant to paragraph (b) of subsection 2 of NRS 92A.460;

(c) That they may accept the subject corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under NRS 92A.480;

(d) That those shareholders who wish to accept such an offer must so notify the subject corporation of their acceptance of the offer within 30 days after receipt of such offer; and

(e) That those shareholders who do not satisfy the requirements for demanding appraisal under NRS 92A.480 shall be deemed to have accepted the subject corporation’s offer.

3. Within 10 days after receiving the stockholder’s acceptance pursuant to subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder who agreed to accept the subject corporation’s offer in full satisfaction of the stockholder’s demand.

4. Within 40 days after sending the notice described in subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder described in paragraph (e) of subsection 2.

NRS 92A.480. Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate

1. A dissenter paid pursuant to NRS 92A.460 who is dissatisfied with the amount of the payment may notify the subject corporation in writing of the dissenter’s own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of such estimate, less any payment pursuant to NRS 92A.460. A dissenter offered payment pursuant to NRS 92A.470 who is dissatisfied with the offer may reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his or her shares and interest due.

2. A dissenter waives the right to demand payment pursuant to this section unless the dissenter notifies the subject corporation of his or her demand to be paid the dissenter’s stated estimate of fair value plus interest under subsection 1 in writing within 30 days after receiving the subject corporation’s payment or offer of payment under NRS 92A.460 or 92A.470 and is entitled only to the payment made or offered.

NRS 92A.490. Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter

1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded by each dissenter pursuant to NRS 92A.480 plus interest.

2. A subject corporation shall commence the proceeding in the district court of the county where its principal office is located in this State. If the principal office of the subject corporation is not located in the State, it shall commence the proceeding in the county where the principal office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located. If the principal office of the subject corporation and the domestic corporation merged with or whose shares were acquired is not located in this State, the subject corporation shall commence the proceeding in the district court in the county in which the corporation’s registered office is located.

3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

(a) For the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the subject corporation; or

(b) For the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

NRS 92A.500. Assessment of costs and fees in certain legal proceedings

1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

(b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

5. To the extent the subject corporation fails to make a required payment pursuant to NRS 92A.460, 92A.470 or 92A.480, the dissenter may bring a cause of action directly for the amount owed and, to the extent the dissenter prevails, is entitled to recover all expenses of the suit.

6. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115.

Exhibit (d)(2)

PLAN OF MERGER
OF
CHINA EXECUTIVE EDUCATION CORP.
AND
BEYOND EXTREME TRAINING CORP.

PLAN OF MERGER (this "Plan") dated as of October 16, 2012, is made by and between Beyond Extreme Training Corp., a Nevada corporation (“BETC”) and China Executive Education Corp., a Nevada corporation ("CEEC").

R E C I T A L S

A. Kaien Liang, Pokai Hsu, Tingyuan Chen, Yen Chen Chi, Huang-Jen Chou, ChiaYeh Lin, China Berkshire Surpass Buffett Co, Ltd. and Zhicheng Zheng (collectively, the “Contributing Stockholders”) hold approximately 90.06% of the outstanding shares of CEEC common stock, par value $0.001 per share (the “CEEC Shares”).

B. Pursuant to a contribution agreement dated as of October 16, 2012, the Contributing Stockholders have agreed to contribute to BETC, immediately prior to the Merger (as defined below), all of their respective CEEC Shares, and following the contribution (the “Contribution”) by the Contributing Stockholders of such CEEC Shares, BETC will hold approximately 90.06% of all outstanding CEEC Shares.

C. Each of BETC and CEEC deems it advisable and generally in the best interest of such corporation, and the shareholders thereof, that, immediately following the Contribution, BETC be merged with and into CEEC on the terms and conditions set forth in this Plan and pursuant to the provisions of, and with the effect in, Section 92A.180 of the Nevada Revised Statutes Chapter 92A (the "Merger").

D. BETC and the Contributing Stockholders expect to file a Schedule 13E-3 with the Securities and Exchange Commission (the “SEC”) announcing their intention to cause the BETC and CEEC to effect the Merger.

A G R E E M E N T

In consideration of the mutual promises set forth herein, and subject to the terms and conditions hereof, the parties hereto agree as follows:

Section 1.                      Merger.

(a)           Merger; Effective Date.  The parties hereto agree to consummate the Merger, which shall become effective upon filing with the Nevada Secretary of State of Articles of Merger making the Merger effective, pursuant to Nevada Revised Statute ("NRS") 92A.240(1)(a), on the business day immediately following the date on which the SEC clears the Schedule 13E-3 (the "Effective Date").

(b)           Effect of Merger.  As of the Effective Date:

(i)           BETC; CEEC as Surviving Corporation; Conversion of Stock.  BETC shall be merged with and into CEEC, CEEC shall be the surviving corporation in the Merger, the separate corporate existence of BETC shall cease, and each share of capital stock of BETC outstanding immediately prior to the Merger will be converted into a share of CEEC. Upon the Effective Date of the Merger, each CEEC Share (other than shares held by BETC and shares with respect to which dissenters’ rights have been properly exercised and not withdrawn or lost) will be cancelled and automatically converted into the right to receive $0.324 in cash, without interest.

(ii)           CEEC.                       Except as specifically set forth in this Plan, the corporate existence of CEEC, with all its purposes, powers and objects, shall continue unaffected and unimpaired by the Merger and CEEC shall be the corporation surviving the Merger.  The corporate identity and existence, together with all the rights, privileges, immunities, powers and franchises of BETC, both of a public and private nature, and all property, real, personal and mixed, and all debts due on whatever account, and all other things or choses in action belonging to BETC, and all and every other interest shall be taken and deemed to be transferred to and to vest, and shall be vested, in CEEC as of the Effective Date without further act or deed and as effectively as they were formerly vested in BETC.

(iii)           Articles of Incorporation and Bylaws.  The Articles of Incorporation and Bylaws of CEEC, as they exist immediately prior to the Effective Date, shall remain unchanged and in full force and effect and shall be the Articles of Incorporation and Bylaws, respectively, of CEEC, as the surviving corporation.

Section 2.                      Adoption of Plan.  Upon adoption of this Plan pursuant to the provisions of the Chapter 92A of the Nevada Revised Statutes, the officers of BETC shall execute and file all certificates, articles or other documents as may be required to be filed in the State of Nevada to effectuate the Merger.

Section 3.                      Termination.  This Plan may be terminated for any reason at any time prior to the Effective Date and the Merger abandoned at the election of the Board of Directors of BETC or CEEC.

Section 4.                      Satisfaction of Mailing Requirement.  BETC, as the owner of 90.06% CEEC Shares immediately prior to the Effective Date, waives the requirement in Section 92A.180 of the Nevada Revised Statutes that a copy of this Plan be mailed to BETC. Pursuant to Section 92A.180(4) of the Nevada Revised Statutes, BETC shall mail a copy of this Plan to all other stockholders of CEEC.

IN WITNESS WHEREOF, each of parties hereto has caused this Plan to be executed as of the date first set forth above.

China Executive Education Corp. By: /s/ Kaien Liang Name: Kaien Liang Title: Chairman and Chief Executive Officer	Beyond Extreme Training Corp By: /s/ Kaien Liang Name: Kaien Liang Title: Director

Exhibit (d)(2)

CONTRIBUTION AGREEMENT

THIS CONTRIBUTION AGREEMENT (the “Agreement”) is made as of October 16, 2012, by and between Kaien Liang, Pokai Hsu, Tingyuan Chen, Yen Chen Chi, Huang-Jen Chou, ChiaYeh Lin, China Berkshire Surpass Buffett Co, Ltd. and Zhicheng Zheng (collectively, the “Contributing Stockholders”), and Beyond Extreme Training Corp., a company newly formed under the laws of the State of Nevada, the United States (the “Company”).

RECITALS

A. The Company expects to file a Schedule 13E-3 with the Securities and Exchange Commission announcing its intention to cause the Company to effect a “short-form” merger (the “Merger”) with and into China Executive Education Corp. (“CEEC”) under Section 92A.180 of Nevada Revised Statutes (the “NRS”), with CEEC being the surviving corporation (the “Surviving Corporation”), pursuant to which (i) the stockholders of CEEC other than the Company are entitled to receive cash in exchange for their shares of CEEC common stock, par value $0.001 per share (the “CEEC Shares”), and (ii)  the Contributing Stockholders will receive shares of common stock of the Surviving Corporation, and (iii) immediately following the Merger, the Contributing Stockholders will own all of the common stock of the Surviving Corporation.

B. To effect the Merger, pursuant to the terms and conditions set forth herein, the Contributing Stockholders desire to contribute to the Company, immediately prior to the Merger, all of their respective CEEC Shares, as of such time (the “Effective Time”).

C. Following the contribution by the Contributing Stockholders of their CEEC Shares pursuant to this Agreement, the Company will be the beneficial owner of approximately 90.06% of all outstanding CEEC Shares.

E.  The Contributing Stockholders desire to evidence herein their consent to, and approval of, the Merger.

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants contained in this Agreement, the parties hereto agree as follows:

1. Interpretation of this Agreement.  As used in this Agreement, the following terms when used in this Agreement have the meanings set forth below

“Agreement” means this Contribution Agreement and all exhibits and schedules hereto, as amended, modified or supplemented from time to time.

“CEEC” shall have the meaning given to it in the recitals of this Agreement.

“CEEC Shares” shall have the meaning given to it in the recitals of this Agreement.

“Company” shall have the meaning given to it in the preamble of this Agreement.

“Company Common Stock” means the Company’s common stock, par value $0.001 per share.

“Contributed Shares” shall have the meaning given to it in Section 2(a) of this Agreement.

“Effective Time” shall have the meaning given to it in the recitals of this Agreement.

“Merger” shall have the meaning given to it in the recitals of this Agreement.

“NRS” shall have the meaning given to it in the recitals of this Agreement.

 “Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“Securities Act” means the Securities Act of 1933 of the United States, as amended.

 “Shares” shall have the meaning given to it in Section 2(b) of this Agreement.

“Surviving Corporation” shall have the meaning given to it in the recitals to this Agreement.

2. Contribution of CEEC Common Stock; Issuance of Shares; Consent to Merger.

(a) Contribution of CEEC Common Stock. Immediately prior to the Effective Time, the Contributing Stockholders shall contribute, assign and transfer to the Company, and the Company shall accept, all shares of CEEC Common Stock held by the Contributing Stockholders, as set forth against each Contributing Stockholder’s name on Exhibit A hereto (the “Contributed Shares”), free and clear of all liens, claims, encumbrances and restrictions of any kind whatsoever.

(b) Issuance of Shares. In consideration for the Contributing Stockholders’ contribution of the Contributed Shares to the Company pursuant to Section 2(a), the Company shall issue shares of Company Common Stock as set forth against each Contributing Stockholder’s name on Exhibit A hereto (the “New Shares”), free and clear of any liens, claims, encumbrances and restrictions of any kind whatsoever.

(c) Consent to the Merger. The Contributing Stockholders, as evidenced by its signature hereto, in lieu of a special meeting of the stockholders of the Company, does hereby consent to and approve the Merger, and the other transactions contemplated herein and therein.

3. Termination. This Agreement and the obligation of the Contributing Stockholders to contribute the Contributed Shares will terminate automatically and immediately upon the full discharge of the obligations herein in connection with the Merger.

4. Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained in this Agreement.

5. Complete Agreement. This Agreement embodies the complete agreement and understanding among the parties and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter of this Agreement in any way.

6. Counterparts. This Agreement may be executed on separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement. Any telecopied signature shall be deemed a manually executed and delivered original.

7. Successors and Assigns. This Agreement is intended to bind and inure to the benefit of and be enforceable by the Contributing Stockholders, the Company, and their respective successors and assigns and, where applicable, heirs and personal representatives.

8. Choice of Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the laws of the state of Nevada without regard to conflicts of laws principles thereof and all questions concerning the validity and construction of this Agreement shall be determined in accordance with the laws of such state. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE NONEXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED IN THE STATE OF NEVADA IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND HEREBY IRREVOCABLY AGREES, ON BEHALF OF ITSELF AND ON BEHALF OF SUCH PARTY’S SUCCESSOR’S AND ASSIGNS, THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT AND IRREVOCABLY WAIVES ANY OBJECTION SUCH PERSON MAY NOW OR HEREAFTER HAVE AS TO THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN SUCH COURT OR THAT SUCH COURT IS AN INCONVENIENT FORUM.

9. Amendments and Waivers. No provision of this Agreement may be amended or waived without the prior written consent or agreement of the Contributing Stockholders and the Company.

10. No Third Party Beneficiary. Except for the parties to this Agreement and their respective successors and assigns, nothing expressed or implied in this Agreement is intended, or will be construed, to confer upon or give any person other than the parties hereto and their respective successors and assigns any rights or remedies under or by reason of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, intending to be legally bound hereby, each of the undersigned has duly executed and delivered this Contribution Agreement as of the day and year first above written.

BEYOND EXTREME TRAINING CORP.

By: /s/ Kaien Liang
Name: Kaien Liang
Title: Director

KAIEN LIANG

/s/ Kaien Liang

POKAI HSU

/s/ Pokai Hsu

TINGYUAN CHEN

/s/ Tingyuan Chen

YEN CHEN CHI

/s/ Yen Chen Chi

HUANG-JEN CHOU

/s/ Huang-Jen Chou

CHIAYEH LIN

/s/ ChiaYeh Lin

CHINA BERKSHIRE SURPASS BUFFETT CO., LTD.

By: /s/ Huang-Jen Chou
Name: Huang-Jen Chou
Title: Chairman

ZHICHENG ZHENG

/s/ Zhicheng Zheng

EXHIBIT A

Name	Contributed Shares	New Shares
Kaien Liang	15,895,500	15,895,500
Pokai Hsu	1,760,000	1,760,000
Tingyuan Chen	1,100,000	1,100,000
Yen Chen Chi	716,500	716,500
Huang-Jen Chou	600,000	600,000
ChiaYeh Lin	430,000	430,000
China Berkshire Surpass Buffett Co, Ltd.	33,000	33,000
Zhicheng Zheng	30,000	30,000
Total:	20,565,000	20,565,000

Exhibit (f)

NEVADA REVISED STATUTES CHAPTER 92A (SECTION 300 THROUGH 500 INCLUSIVE)

DISSENTERS’ RIGHTS PROVISIONS

NRS 92A.300	Definitions.
NRS 92A.305	“Beneficial stockholder” defined.
NRS 92A.310	“Corporate action” defined.
NRS 92A.315	“Dissenter” defined.
NRS 92A.320	“Fair value” defined.
NRS 92A.325	“Stockholder” defined.
NRS 92A.330	“Stockholder of record” defined.
NRS 92A.335	“Subject corporation” defined.
NRS 92A.340	Computation of interest.
NRS 92A.350	Rights of dissenting partner of domestic limited partnership.
NRS 92A.360	Rights of dissenting member of domestic limited-liability company.
NRS 92A.370	Rights of dissenting member of domestic nonprofit corporation.
NRS 92A.380	Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.
NRS 92A.390	Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.
NRS 92A.400	Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.
NRS 92A.410	Notification of stockholders regarding right of dissent.
NRS 92A.420	Prerequisites to demand for payment for shares.
NRS 92A.430	Dissenter’s notice: Delivery to stockholders entitled to assert rights; contents.
NRS 92A.440	Demand for payment and deposit of certificates; loss of rights of stockholder; withdrawal from appraisal process.
NRS 92A.450	Uncertificated shares: Authority to restrict transfer after demand for payment.
NRS 92A.460	Payment for shares: General requirements.
NRS 92A.470	Withholding payment for shares acquired on or after date of dissenter’s notice: General requirements.
NRS 92A.480	Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate.
NRS 92A.490	Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.
NRS 92A.500	Assessment of costs and fees in certain legal proceedings.

NRS 92A.300. Definitions

As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

NRS 92A.305. “Beneficial stockholder” defined

“Beneficial stockholder” means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

NRS 92A.310. “Corporate action” defined

“Corporate action” means the action of a domestic corporation.

NRS 92A.315. “Dissenter” defined

“Dissenter” means a stockholder who is entitled to dissent from a domestic corporation’s action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.

NRS 92A.320. “Fair value” defined

“Fair value”, with respect to a dissenter’s shares, means the value of the shares determined:

1. Immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable;

2. Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

3. Without discounting for lack of marketability or minority status.

NRS 92A.325. “Stockholder” defined

“Stockholder” means a stockholder of record or a beneficial stockholder of a domestic corporation.

NRS 92A.330. “Stockholder of record” defined

“Stockholder of record” means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee’s certificate on file with the domestic corporation.

NRS 92A.335. “Subject corporation” defined

“Subject corporation” means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter’s rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

NRS 92A.340. Computation of interest

Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the rate of interest most recently established pursuant to NRS 99.040.

NRS 92A.350. Rights of dissenting partner of domestic limited partnership

A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

NRS 92A.360. Rights of dissenting member of domestic limited-liability company

The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

NRS 92A.370. Rights of dissenting member of domestic nonprofit corporation

1. Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before the member’s resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

NRS 92A.380. Right of stockholder to dissent from certain corporate actions and to obtain payment for shares

1. Except as otherwise provided in NRS 92A.370 and 92A.390, any stockholder is entitled to dissent from, and obtain payment of the fair value of the stockholder’s shares in the event of any of the following corporate actions:

(a) Consummation of a plan of merger to which the domestic corporation is a constituent entity:

(1) If approval by the shareholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the plan of merger; or

(2) If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.

(b) Consummation of a plan of conversion to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be converted.

(c) Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be acquired, if the stockholder’s shares are to be acquired in the plan of exchange.

(d) Any corporate action taken pursuant to a vote of the shareholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(e) Accordance of full voting rights to control shares, as defined in NRS 78.3784, only to the extent provided for pursuant to NRS 78.3793.

(f) Any corporate action not described in this subsection that will result in the stockholder receiving money or scrip instead of fractional shares except where the stockholder would not be entitled to receive such payment pursuant to NRS 78.205, 78.2055 or 78.207.

2. A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating the entitlement unless the action is unlawful or fraudulent with respect to the stockholder or the domestic corporation.

3. From and after the effective date of any corporate action described in subsection 1, no stockholder who has exercised the right to dissent pursuant to NRS 92A.300 to 92A.500, inclusive, is entitled to vote his or her shares for any purpose or to receive payment of dividends or any other distributions on shares. This subsection does not apply to dividends or other distributions payable to shareholders on a date before the effective date of any corporate action from which the stockholder has dissented.

NRS 92A.390. Limitations on right of dissent: Shareholders of certain classes or series; action of shareholders not required for plan of merger

1. There is no right of dissent with respect to a plan of merger, conversion or exchange in favor of shareholders of any class or series which is:

(a) A covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, 15 U.S.C. § 77r(b)(1)(A) or (B), as amended;

(b) Traded in an organized market and has at least 2,000 shareholders and a market value of at least $20,000,000, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, directors and beneficial shareholders owning more than 10 percent of such shares; or

(c) Issued by an open end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and which may be redeemed at the option of the holder at net asset value, unless the articles of incorporation of the corporation issuing the class or series provide otherwise.

2. The applicability of subsection 1 must be determined as of:

(a) The record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders to act upon the corporate action requiring dissenter’s rights; or

(b) The day before the effective date of such corporate action if there is no meeting of shareholders.

3. Subsection 1 is not applicable and dissenter’s rights are available pursuant to NRS 92A.380 for the holders of any class or series of shares who are required by the terms of the corporate action requiring dissenter’s rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subsection 1 at the time the corporate action becomes effective.

4. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the shareholders of the surviving domestic corporation under NRS 92A.130.

5. There is no right of dissent for any holders of stock of the parent domestic corporation if the plan of merger does not require action of the shareholders of the parent domestic corporation under NRS 92A.180.

NRS 92A.400. Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder

1. A stockholder of record may assert dissenter’s rights as to fewer than all of the shares registered in his or her name only if the stockholder of record dissents with respect to all shares of the class or series beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf the stockholder of record asserts dissenter’s rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the partial dissenter dissents and his or her other shares were registered in the names of different shareholders.

2. A beneficial stockholder may assert dissenter’s rights as to shares held on his or her behalf only if the beneficial stockholder:

(a) Submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter’s rights; and

(b) Does so with respect to all shares of which he or she is the beneficial stockholder or over which he or she has power to direct the vote.

NRS 92A.410. Notification of shareholders regarding right of dissent

1. If a proposed corporate action creating dissenters’ rights is submitted to a vote at a shareholders’ meeting, the notice of the meeting must state that shareholders are, are not or may be entitled to assert dissenters’ rights under NRS 92A.300 to 92A.500, inclusive. If the domestic corporation concludes that dissenter’s rights are or may be available, a copy of NRS 92A. 300 to 92A.500, inclusive, must accompany the meeting notice sent to those record shareholders entitled to exercise dissenter’s rights.

2. If the corporate action creating dissenters’ rights is taken by written consent of the shareholders or without a vote of the shareholders, the domestic corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenter’s notice described in NRS 92A.430.

NRS 92A.420. Prerequisites to demand for payment for shares

1. If a proposed corporate action creating dissenters’ rights is submitted to a vote at a shareholders’ meeting, a stockholder who wishes to assert dissenter’s rights with respect to any class or series of shares:

(a) Must deliver to the subject corporation, before the vote is taken, written notice of the stockholder’s intent to demand payment for his or her shares if the proposed action is effectuated; and

(b) Must not vote, or cause or permit to be voted, any of his or her shares of such class or series in favor of the proposed action.

2. If a proposed corporate action creating dissenters’ rights is taken by written consent of the shareholders, a stockholder who wishes to assert dissenters’ rights with respect to any class or series of shares must not consent to or approve the proposed corporate action with respect to such class or series.

3. A stockholder who does not satisfy the requirements of subsection 1 or 2 and NRS 92A.400 is not entitled to payment for his or her shares under this chapter.

NRS 92A.430. Dissenter’s notice: Delivery to shareholders entitled to assert rights; contents

1. The subject corporation shall deliver a written dissenter’s notice to all shareholders entitled to assert dissenters’ rights.

2. The dissenter’s notice must be sent no later than 10 days after the effective date of the corporate action specified in NRS 92A.380, and must:

(a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

(b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the shareholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered and state that the stockholder shall be deemed to have waived the right to demand payment with respect to the shares unless the form is received by the subject corporation by such specified date; and

(e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

NRS 92A.440. Demand for payment and deposit of certificates; loss of rights of stockholder; withdrawal from appraisal process

1. A stockholder who receives a dissenter’s notice pursuant to NRS 92A.430 and who wishes to exercise dissenter’s rights must:

(a) Demand payment;

(b) Certify whether the stockholder or the beneficial owner on whose behalf he or she is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice for this certification; and

(c) Deposit the stockholder’s certificates, if any, in accordance with the terms of the notice.

2. If a stockholder fails to make the certification required by paragraph (b) of subsection 1, the subject corporation may elect to treat the stockholder’s shares as after-acquired shares under NRS 92A.470.

3. Once a stockholder deposits that stockholder’s certificates or, in the case of uncertified shares makes demand for payment, that stockholder loses all rights as a stockholder, unless the stockholder withdraws pursuant to subsection 4.

4. A stockholder who has complied with subsection 1 may nevertheless decline to exercise dissenter’s rights and withdraw from the appraisal process by so notifying the subject corporation in writing by the date set forth in the dissenter’s notice pursuant to NRS 92A.430. A stockholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the subject corporation’s written consent.

5. The stockholder who does not demand payment or deposit his or her certificates where required, each by the date set forth in the dissenter’s notice, is not entitled to payment for his or her shares under this chapter.

NRS 92A.450. Uncertificated shares: Authority to restrict transfer after demand for payment

The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

NRS 92A.460. Payment for shares: General requirements

1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay in cash to each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of the dissenter’s shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

(a) Of the county where the subject corporation’s principal office is located;

(b) If the subject corporation’s principal office is not located in this State, in the county in which the corporation’s registered office is located; or

(c) At the election of any dissenter residing or having its principal or registered office in this State, of the county where the dissenter resides or has its principal or registered office.

The court shall dispose of the complaint promptly.

2. The payment must be accompanied by:

(a) The subject corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the shareholders’ equity for that year or, where such financial statements are not reasonably available, then such reasonably equivalent financial information and the latest available quarterly financial statements, if any;

(b) A statement of the subject corporation’s estimate of the fair value of the shares; and

(c) A statement of the dissenter’s rights to demand payment under NRS 92A.480 and that if any such stockholder does not do so within the period specified, such stockholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under this chapter.

NRS 92A.470. Withholding payment for shares acquired on or after date of dissenter’s notice: General requirements

1. A subject corporation may elect to withhold payment from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenter’s notice as the first date of any announcement to the news media or to the shareholders of the terms of the proposed action.

2. To the extent the subject corporation elects to withhold payment, within 30 days after receipt of a demand for payment, the subject corporation shall notify the dissenters described in subsection 1:

(a) Of the information required by paragraph (a) of subsection 2 of NRS 92A.460;

(b) Of the subject corporation’s estimate of fair value pursuant to paragraph (b) of subsection 2 of NRS 92A.460;

(c) That they may accept the subject corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under NRS 92A.480;

(d) That those shareholders who wish to accept such an offer must so notify the subject corporation of their acceptance of the offer within 30 days after receipt of such offer; and

(e) That those shareholders who do not satisfy the requirements for demanding appraisal under NRS 92A.480 shall be deemed to have accepted the subject corporation’s offer.

3. Within 10 days after receiving the stockholder’s acceptance pursuant to subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder who agreed to accept the subject corporation’s offer in full satisfaction of the stockholder’s demand.

4. Within 40 days after sending the notice described in subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder described in paragraph (e) of subsection 2.

NRS 92A.480. Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate

1. A dissenter paid pursuant to NRS 92A.460 who is dissatisfied with the amount of the payment may notify the subject corporation in writing of the dissenter’s own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of such estimate, less any payment pursuant to NRS 92A.460. A dissenter offered payment pursuant to NRS 92A.470 who is dissatisfied with the offer may reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his or her shares and interest due.

2. A dissenter waives the right to demand payment pursuant to this section unless the dissenter notifies the subject corporation of his or her demand to be paid the dissenter’s stated estimate of fair value plus interest under subsection 1 in writing within 30 days after receiving the subject corporation’s payment or offer of payment under NRS 92A.460 or 92A.470 and is entitled only to the payment made or offered.

NRS 92A.490. Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter

1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded by each dissenter pursuant to NRS 92A.480 plus interest.

2. A subject corporation shall commence the proceeding in the district court of the county where its principal office is located in this State. If the principal office of the subject corporation is not located in the State, it shall commence the proceeding in the county where the principal office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located. If the principal office of the subject corporation and the domestic corporation merged with or whose shares were acquired is not located in this State, the subject corporation shall commence the proceeding in the district court in the county in which the corporation’s registered office is located.

3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

(a) For the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the subject corporation; or

(b) For the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

NRS 92A.500. Assessment of costs and fees in certain legal proceedings

1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

(b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

5. To the extent the subject corporation fails to make a required payment pursuant to NRS 92A.460, 92A.470 or 92A.480, the dissenter may bring a cause of action directly for the amount owed and, to the extent the dissenter prevails, is entitled to recover all expenses of the suit.

6. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115.